Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended

December 31, 2020 and 2019

TFI International Inc.

Consolidated Financial Statements

Years ended December 31, 2020 and 2019

KPMG LLP	Telephone	(514) 840-2100
600 de Maisonneuve Blvd. West	Fax	(514) 840-2187
Suite 1500, Tour KPMG	Internet	www.kpmg.ca
Montréal (Québec) H3A 0A3
Canada

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of TFI International Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of TFI International Inc. (the Company) as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the years ended December 31, 2020 and 2019 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the financial performance and its cash flows for the years ended December 31, 2020 and 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Presentation Currency

As discussed in Note 2(c) to the consolidated financial statements, the Company has elected to change its presentation currency from Canadian dollars to United States dollars effective December 31, 2020 and it has been applied retrospectively. The Company has included the presentation of the statement of financial position as of January 1, 2019.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of the self-insurance provisions

As discussed in Note 17 to the consolidated financial statements, the Company has $47.7 million of self-insurance provisions as of December 31, 2020. As discussed in Note 3(l), self-insurance provisions represent the uninsured portion of outstanding claims at year-end, related to cargo loss, bodily injury, worker’s compensation and property damages. The Company records an estimate of the provisions for estimated future disbursements associated with the self-insured portion for claims filed at year-end and incurred but not reported.

We identified the assessment of the self-insurance provisions as a critical audit matter. Significant auditor judgment was required to evaluate the amounts that will ultimately be paid to settle these claims. Significant assumptions that affected the estimated provisions included the consideration of historical claim experience, severity factors affecting the amounts ultimately paid which are used to determine the loss development pattern, and current and expected levels of cost per claims which are used to determine expected loss ratios. Additionally, the provisions included estimates for claims that have been incurred but have not been reported, and specialized skills and knowledge were needed to evaluate the actuarial methods and assumptions used to assess these estimates.

The following are the primary procedures we performed to address this critical audit matter. For claims for which the estimate is determined using actuarial methods, which included all claims incurred but not reported, we involved actuarial professionals with specialized skills and knowledge, who assisted in:

•	comparing the Company’s actuarial reserving methods with generally accepted actuarial standards
•	evaluating assumptions used in determining the provisions, including the loss development pattern and the expected loss ratios
•

developing an expected range of the provisions, including for claims incurred but not reported, by applying actuarial methods and assumptions to the Company’s data and comparing to the Company’s estimated provisions.

For claims for which the estimate is not determined using actuarial methods, for a selection of claims, we confirmed with the Company’s external counsel regarding the Company’s evaluation of claims and any excluded claims.

/s/ KPMG LLP

We have served as the Company’s auditor since 2003.

Montréal, Canada

February 18, 2021

TFI International Inc.	CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

December 31, 2020 AND 2019 AND JANUARY 1, 2019

(in thousands of U.S. dollars)		As at	As at	As at
	Note	December 31, 2020	December 31, 2019*	January 1, 2019**
Assets
Cash and cash equivalents		4,297	-	-
Trade and other receivables	7	597,873	452,241	463,075
Inventoried supplies		8,761	10,659	9,350
Current taxes recoverable		7,606	13,211	9,541
Prepaid expenses		29,904	27,777	28,256
Derivative financial instruments	26	-	30	3,980
Assets held for sale		4,331	3,561	5,551
Other assets	12	-	19,105	-
Current assets		652,772	526,584	519,753
Property and equipment	9	1,074,428	1,125,429	1,023,595
Right-of-use assets	10	337,285	334,168	-
Intangible assets	11	1,749,773	1,505,160	1,393,854
Other assets	12	23,899	8,655	24,685
Deferred tax assets	18	11,207	8,824	4,698
Derivative financial instruments	26	-	-	2,159
Non-current assets		3,196,592	2,982,236	2,448,991
Total assets		3,849,364	3,508,820	2,968,744
Liabilities
Bank indebtedness		-	2,927	9,041
Trade and other payables	13	468,238	341,443	348,618
Current taxes payable		33,220	4,658	13,892
Provisions	17	17,452	18,264	18,372
Other financial liabilities		4,031	2,043	1,446
Derivative financial instruments	26	-	649	-
Long-term debt	14	42,997	41,305	89,679
Lease liabilities	15	88,522	76,326	-
Current liabilities		654,460	487,615	481,048
Long-term debt	14	829,547	1,302,002	1,071,751
Lease liabilities	15	267,464	279,265	-
Employee benefits	16	15,502	14,310	11,824
Provisions	17	36,803	22,522	31,375
Other financial liabilities		22,699	2,810	4,329
Derivative financial instruments	26	-	684	-
Deferred tax liabilities	18	232,712	240,320	212,535
Non-current liabilities		1,404,727	1,861,913	1,331,814
Total liabilities		2,059,187	2,349,528	1,812,862
Equity
Share capital	19	1,120,049	678,915	697,232
Contributed surplus	19, 21	19,783	19,549	19,082
Accumulated other comprehensive income		(154,723)	(173,398)	(200,029)
Retained earnings		805,068	634,226	639,597
Equity attributable to owners of the Company		1,790,177	1,159,292	1,155,882
Contingencies, letters of credit and other commitments	27
Subsequent events	29
Total liabilities and equity		3,849,364	3,508,820	2,968,744

* Recasted for change in presentation currency (see note 2c))

** Recasted for change in presentation currency (see note 2c)) prior to the adoption of IFRS 16

The notes on pages 6 to 50 are an integral part of these consolidated financial statements.

On behalf of the Board:

/s/ Alain Bédard	Director	/s/ André Bérard	Director
Alain Bédard		André Bérard

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TFI International Inc.	CONSOLIDATED STATEMENTS OF INCOME

years ended December 31, 2020 and 2019

(In thousands of U.S. dollars, except per share amounts)
	Note	2020	2019*

Revenue		3,484,303	3,477,576
Fuel surcharge		296,831	425,969
Total revenue		3,781,134	3,903,545

Materials and services expenses	22	2,051,835	2,134,720
Personnel expenses	23	888,185	980,785
Other operating expenses		150,572	156,121
Depreciation of property and equipment	9	170,520	168,720
Depreciation of right-of-use assets	10	80,496	77,326
Amortization of intangible assets	11	48,213	49,701
Gain on sale of business		(306)	-
Bargain purchase gain	5	(4,008)	(8,014)
Gain on sale of rolling stock and equipment		(7,888)	(15,386)
Gain on derecognition of right-of-use assets		(1,159)	(1,716)
Loss (gain) on sale of land and buildings		6	(9)
Gain on sale of assets held for sale		(11,899)	(21,571)
Total operating expenses		3,364,567	3,520,677

Operating income		416,567	382,868

Finance (income) costs
Finance income	24	(2,776)	(2,285)
Finance costs	24	56,686	64,392
Net finance costs		53,910	62,107

Income before income tax		362,657	320,761
Income tax expense	25	86,982	76,536
Net income from continuing operations		275,675	244,225
Net loss from discontinued operations		-	(10,548)

Net income for the year attributable to owners of the Company		275,675	233,677

Earnings per share attributable to owners of the Company
Basic earnings per share	20	3.09	2.80
Diluted earnings per share	20	3.03	2.74

Earnings per share from continuing operations attributable to owners of the Company
Basic earnings per share	20	3.09	2.93
Diluted earnings per share	20	3.03	2.86

* Recasted for changes in presentation currency (see note 2c)) and mark-to-market gain (loss) on deferred share units presentation (see note 24)

The notes on pages 6 to 50 are an integral part of these consolidated financial statements.

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TFI International Inc.	CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31, 2020 and 2019

(In thousands of U.S. dollars)
	2020	2019*

Net income for the year attributable to owners of the Company	275,675	233,677

Other comprehensive income (loss)
Items that may be reclassified to income or loss in future years:
Foreign currency translation differences	21,182	17,476
Net investment hedge, net of tax	(2,010)	12,158
Changes in fair value of cash flow hedge, net of tax	(487)	(7,394)
Employee benefits, net of tax	(10)	32
Items that may never be reclassified to income
Defined benefit plan remeasurement	(1,623)	(1,228)
Items directly reclassified to retained earnings:
Unrealized gain on investment in equity securities measured at fair value
through OCI, net of tax	-	970
Other comprehensive income for the year, net of tax	17,052	22,014

Total comprehensive income for the year attributable to owners of the Company	292,727	255,691

*Recasted for change in presentation currency (see note 2c))

The notes on pages 6 to 50 are an integral part of these consolidated financial statements.

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TFI International Inc.	CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Years ended December 31, 2020 and 2019

(In thousands of U.S. dollars)						Accumulated
				Accumulated		foreign	Accumulated
				unrealized		currency	unrealized		Total equity
				loss on	Accumulated	translation	loss on		attributable
				employee	cash flow	differences	investment		to owners
		Share	Contributed	benefit	hedge	& net invest-	in equity	Retained	of the
	Note	capital	surplus	plans	gain (loss)	ment hedge	securities	earnings	Company

Balance as at December 31, 2019*		678,915	19,549	(369)	487	(173,516)	-	634,226	1,159,292

Net income for the year		-	-	-	-	-	-	275,675	275,675
Other comprehensive income (loss) for the year, net of tax		-	-	(10)	(487)	19,172	-	(1,623)	17,052
Total comprehensive income (loss) for the year		-	-	(10)	(487)	19,172	-	274,052	292,727

Share-based payment transactions	21	-	7,046	-	-	-	-	-	7,046
Stock options exercised	19, 21	25,915	(4,554)	-	-	-	-	-	21,361
Issuance of shares, net of expenses	19	425,350	-	-	-	-	-	-	425,350
Dividends to owners of the Company	19	-	-	-	-	-	-	(72,735)	(72,735)
Repurchase of own shares	19	(12,025)	-	-	-	-	-	(25,996)	(38,021)
Net settlement of restricted share units	19, 21	1,894	(2,258)	-	-	-	-	(4,479)	(4,843)
Total transactions with owners, recorded directly in equity		441,134	234	-	-	-	-	(103,210)	338,158

Balance as at December 31, 2020		1,120,049	19,783	(379)	-	(154,344)	-	805,068	1,790,177

Balance as at January 1, 2019*		697,232	19,082	(401)	7,881	(203,150)	(4,359)	639,597	1,155,882

Adjustment on initial application of IFRS 16		-	-	-	-	-	-	(18,880)	(18,880)

Net income for the year		-	-	-	-	-	-	233,677	233,677
Other comprehensive income (loss) for the year, net of tax		-	-	32	(7,394)	29,634	970	(1,228)	22,014
Realized loss on equity securities, net of tax		-	-	-	-	-	3,389	(3,389)	-
Total comprehensive income (loss) for the year		-	-	32	(7,394)	29,634	4,359	229,060	255,691

Share-based payment transactions	21	-	6,227	-	-	-	-	-	6,227
Stock options exercised	19, 21	20,580	(4,233)	-	-	-	-	-	16,347
Dividends to owners of the Company	19	-	-	-	-	-	-	(61,631)	(61,631)
Repurchase of own shares	19	(39,621)	-	-	-	-	-	(152,835)	(192,456)
Net settlement of restricted share units	19, 21	724	(1,527)	-	-	-	-	(1,085)	(1,888)
Total transactions with owners, recorded directly in equity		(18,317)	467	-	-	-	-	(215,551)	(233,401)

Balance as at December 31, 2019*		678,915	19,549	(369)	487	(173,516)	-	634,226	1,159,292

* Recasted for change in presentation currency (see note 2c))

The notes on pages 6 to 50 are an integral part of these consolidated financial statements.

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TFI International Inc.	CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2020 and 2019

(In thousands of U.S. dollars)
	Note	2020	2019*

Cash flows from operating activities
Net income for the year		275,675	233,677
Net loss from discontinued operations		-	(10,548)
Net income from continuing operations		275,675	244,225
Adjustments for
Depreciation of property and equipment	9	170,520	168,720
Depreciation of right-of-use assets	10	80,496	77,326
Amortization of intangible assets	11	48,213	49,701
Share-based payment transactions	21	7,046	6,227
Net finance costs	24	53,910	62,107
Income tax expense	25	86,982	76,536
Gain on sale of business		(306)	-
Bargain purchase gain	5	(4,008)	(8,014)
Gain on sale of property and equipment		(7,882)	(15,395)
Gain on derecognition of right-of-use assets		(1,159)	(1,716)
Gain on sale of assets held for sale		(11,899)	(21,571)
Provisions and employee benefits		6,274	(3,696)
		703,862	634,450
Net change in non-cash operating working capital	8	33,661	16,337
Cash generated from operating activities before the following		737,523	650,787
Interest paid		(50,366)	(65,075)
Income tax paid		(73,256)	(85,216)
Settlement of derivative contract		(3,039)	-
Net cash from continuing operating activities		610,862	500,496
Net cash used in discontinued operating activities		-	(12,022)
Net cash from operating activities		610,862	488,474

Cash flows from investing activities
Purchases of property and equipment	9	(142,710)	(261,295)
Proceeds from sale of property and equipment		52,116	71,754
Proceeds from sale of assets held for sale		24,480	39,146
Purchases of intangible assets	11	(1,665)	(3,636)
Proceeds from sale of business		2,351	-
Business combinations, net of cash acquired	5	(327,650)	(150,912)
Proceeds from sale of intangible assets		-	201
Purchases of investments		(7,446)	(600)
Proceeds from sale of investments		-	1,814
Proceeds from collection of promissory notes	12	18,892	-
Others		3,151	(329)
Net cash used in continuing investing activities		(378,481)	(303,857)

Cash flows from financing activities
Decrease in bank indebtedness		(2,231)	(6,083)
Proceeds from long-term debt	14	33,175	328,045
Repayment of long-term debt	14	(191,221)	(103,247)
Net decrease in revolving facilities	14	(326,201)	(88,229)
Repayment of lease liabilities	15	(82,587)	(75,072)
Increase (decrease) in other financial liabilities		4,738	(1,556)
Dividends paid		(67,604)	(60,478)
Repurchase of own shares	19	(38,021)	(192,455)
Proceeds from the issuance of common shares, net of expenses	19	425,350	-
Proceeds from exercise of stock options	19	21,361	16,347
Repurchase of own shares for restricted share unit settlement	19	(4,843)	(1,889)
Net cash used in continuing financing activities		(228,084)	(184,617)

Net change in cash and cash equivalents		4,297	-
Cash and cash equivalents, beginning of year		-	-
Cash and cash equivalents, end of year		4,297	-

* Recasted for changes in presentation currency (see notes 2c)) and mark-to-market gain (loss) on deferred share units presentation (see note 24)

The notes on pages 6 to 50 are an integral part of these consolidated financial statements.

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TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2020 AND 2019

1.	Reporting entity

TFI International Inc. (the “Company”) is incorporated under the Canada Business Corporations Act, and is a company domiciled in Canada. The address of the Company’s registered office is 8801 Trans-Canada Highway, Suite 500, Montreal, Quebec, H4S 1Z6.

The consolidated financial statements of the Company as at and for the years ended December 31, 2020 and 2019 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”).

The Group is involved in the provision of transportation and logistics services across the United States, Canada and Mexico.

2.	Basis of preparation
a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were authorized for issue by the Board of Directors on February 18, 2021.

b)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statements of financial position:

•	investment in equity securities, derivative financial instruments and contingent considerations are measured at fair value;
•	liabilities for cash-settled share-based payment arrangements are measured at fair value in accordance with IFRS 2;
•	the defined benefit pension plan liability is recognized as the net total of the present value of the defined benefit obligation less the fair value of the plan assets; and
•	assets and liabilities acquired in business combinations are measured at fair value at acquisition date.

These consolidated financial statements are expressed in U.S. dollars, except where otherwise indicated.

c)	Functional and presentation currency

The Company has elected to change its presentation currency from Canadian dollars (“CAD” or “CDN$”) to United States dollars (“U.S. dollars” or “USD”) effective December 31, 2020. Management is of the view that financial reporting in USD provides a more relevant presentation of the group’s financial position in comparison to its peers. The change in presentation currency is a voluntary change which is accounted for retrospectively. For comparative purposes, the historical consolidated financial statements have been recast to U.S. dollars using the procedures outlined below:

•	Consolidated Statements of Income, Comprehensive Income, and Cash Flows have been translated into U.S. dollars using average foreign currency rates prevailing for the relevant periods.
•	Assets and liabilities in the Consolidated Statement of Financial Position have been translated into U.S. dollars at the closing foreign currency rates on the relevant balance sheet dates.
•

Equity in the Consolidated Statement of Financial Position and Consolidated Statement of Changes in Equity, including foreign currency translation reserve and net investment hedge, retained earnings, share capital, contributed surplus and other reserves, have been translated into U.S. dollars using historical rates.

•	Consolidated Earnings per share and dividend disclosures have also been translated to U.S. dollars to reflect the change in presentation currency.

The Company has also presented an opening consolidated statement of financial position as at January 1, 2019 in USD which does not reflect adjustments related to the adoption of IFRS 16, which has been derived from the consolidated financial statements as at and for the year ended December 31, 2018. The Company’s consolidated financial statements are now presented in U.S. dollars. All information in these consolidated financial statements is presented in USD unless otherwise specified.

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TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2020 AND 2019

The Company’s functional currency remains Canadian dollar. Translation gains and losses from the application of the U.S. dollar as the presentation currency while the Canadian dollar is the functional currency are included as part of the cumulative foreign currency translation adjustment.

All financial information presented in U.S. dollars has been rounded to the nearest thousand.

d)	Use of estimates and judgments

The preparation of the accompanying financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events. These estimates and the underlying assumptions affect the reported amounts of assets and liabilities, the disclosures about contingent assets and liabilities, and the reported amounts of revenues and expenses. Such estimates include the valuation of goodwill and intangible assets, the measurement of identified assets and liabilities acquired in business combinations, income tax provisions and the self-insurance and other provisions and contingencies. These estimates and assumptions are based on management’s best estimates and judgments.

Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Actual results could differ from these estimates. Changes in those estimates and assumptions resulting from changes in the economic environment will be reflected in the financial statements of future periods.

Information about critical judgments, assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year is included in the following notes:

Note 5 – Establishing the fair value of intangible assets related to business combinations;

Note 11 – Determining estimates and assumptions related to the determination of the recoverable amount of goodwill when it is tested for impairment; and

Note 17 – Determining estimates and assumptions related to the evaluation of provisions for self-insurance and litigations.

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated. The accounting policies have been applied consistently by Group entities.

a)	Basis of consolidation
i)	Business combinations

The Group measures goodwill as the fair value of the consideration transferred including the fair value of liabilities resulting from contingent consideration arrangements, less the net recognized amount of the identifiable assets acquired and liabilities assumed, all measured at fair value as of the acquisition date. When the excess is negative, a bargain purchase gain is recognized immediately in income or loss.

Transaction costs, other than those associated with the issue of debt or equity securities, that the Group incurs in connection with a business combination, are expensed as incurred.

ii)	Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has the right to, variable returns from its involvement with the entity and has the ability to affect those through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

iii)	Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

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TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2020 AND 2019

b)	Foreign currency translation
i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Group’s entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate in effect at the reporting date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated at the rate in effect on the transaction date. Income and expense items denominated in foreign currency are translated at the date of the transactions. Gains and losses are included in income or loss.

ii)	Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on business combinations, are translated to Canadian dollars at exchange rates in effect at the reporting date. The income and expenses of foreign operations are translated to Canadian dollars at the average exchange rate in effect during the reporting period.

Foreign currency differences are recognized in other comprehensive income (“OCI”) in the accumulated foreign currency translation differences account.

When a foreign operation is disposed of, the relevant amount in the cumulative amount of foreign currency translation differences is transferred to income or loss as part of the income or loss on disposal. On the partial disposal of a subsidiary while retaining control, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to income or loss.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income in the accumulated foreign currency translation differences account.

Translation gains and losses from the application of U.S dollars as the presentation currency while the Canadian dollar is the functional currency are included as part of the cumulative foreign currency translation adjustment.

c)	Financial instruments
i)	Non-derivative financial assets

The Group initially recognizes financial assets on the trade date at which the Group becomes a party to the contractual provisions of the instrument. Financial assets are initially measured at fair value, except for trade receivables which are initially measured at their transaction price when the trade receivables do not contain a significant financing component. If the financial asset is not subsequently accounted for at fair value through profit or loss, then the initial measurement includes transaction costs that are directly attributable to the asset’s acquisition or origination. On initial recognition, the Group classifies its financial assets as subsequently measured at either amortized cost or fair value, depending on its business model for managing the financial assets and the contractual cash flow characteristics of the financial assets and depending on the purpose for which the financial assets were acquired.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

Financial assets and liabilities are offset and the net amount is presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

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TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2020 AND 2019

Financial assets measured at amortized cost

A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment loss, if:

•	The asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and
•	The contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and/or interest.

The Group currently classifies its cash equivalents, trade and other receivables and long-term non-trade receivables included in other non-current assets as financial assets measured at amortized cost.

The Group recognizes loss allowances for expected credit losses on financial assets measured at amortized cost. The Group has a portfolio of trade receivables at the reporting date. The Group uses a provision matrix to determine the lifetime expected credit losses for the portfolio.

The Group uses historical trends of the probability of default, the timing of recoveries and the amount of loss incurred, adjusted for management’s judgement as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in income or loss and reflected in an allowance account against trade and other receivables.

Financial assets measured at fair value

These assets are measured at fair value and changes therein, including any interest or dividend income, are recognized in income or loss. However, for investments in equity instruments that are not held for trading, the Group may elect at initial recognition to present gains and losses in other comprehensive income. For such investments measured at fair value through other comprehensive income, gains and losses are never reclassified to profit or loss, and no impairment is recognized in profit or loss. Dividends earned from such investments are recognized in profit or loss, unless the dividend clearly represents a repayment of part of the cost of the investment.

Financial assets measured at fair value through other comprehensive income

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

ii)	Non-derivative financial liabilities

The Group initially recognizes debt issued and subordinated liabilities on the date that they are originated. All other financial liabilities are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

A financial liability is derecognized when its contractual obligations are discharged or cancelled or expire.

Financial liabilities are classified into financial liabilities measured at amortized cost and financial liabilities measured at fair value.

Financial liabilities measured at amortized cost

A financial liability is subsequently measured at amortized cost, using the effective interest method. The Group currently classifies bank indebtedness, trade and other payables and long-term debt as financial liabilities measured at amortized cost.

│9

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2020 AND 2019

Financial liabilities measured at fair value

Financial liabilities at fair value are initially recognized at fair value and are re-measured at each reporting date with any changes therein recognized in net earnings. The Group currently classifies its contingent consideration liability in connection with a business acquisition as a financial liability measured at fair value.

iii)	Share capital

Common shares

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and stock options are recognized as a deduction to share capital, net of any tax effects.

When share capital recognized as equity is repurchased, share capital is reduced by the amount equal to weighted average historical cost of repurchased equity. The excess amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from retained earnings.

iv)	Derivative financial instruments

The Group uses derivative financial instruments to manage its foreign currency and interest rate risk exposures. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through income or loss.

Derivatives and embedded derivatives are recognized initially at fair value; related transaction costs are recognized in income or loss as incurred. Subsequent to initial recognition, derivatives and embedded derivatives are measured at fair value, and changes therein are recognized in net change in fair value of foreign exchange derivatives in income or loss with the exception of net change in fair value of cross currency interest rate swap contracts recognized in net foreign exchange gain or loss in income or loss.

d)	Hedge accounting

Management’s risk strategy is focused on reducing the variability in profit or losses and cash flows associated with exposure to market risks. Hedge accounting is used to reduce this variability to an acceptable level. The hedges employed by the Group reduce the currency and interest rate fluctuation exposures.

On the initial designation of a hedging relationship, the Group formally documents the relationship between the hedging instrument and the hedged items, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Group makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be effective in offsetting the changes in the fair value or cash flows of the respective hedged items throughout the period for which the hedge is designated.

Net investment hedge

The Group designates a portion of its U.S. dollar denominated debt as a hedging item in a net investment hedge. The Group applies hedge accounting to foreign currency differences arising between the functional currency of the foreign operation and the Company’s functional currency (CAD), regardless of whether the net investment is held directly or through an intermediate parent.

Foreign currency differences arising on the translation of a financial liability designated as a hedge of a net investment in foreign operations are recognized in other comprehensive income to the extent that the hedge is effective, and are presented in the currency translation differences account within equity. To the extent that the hedge is ineffective, such differences are recognized in income or loss. When the hedged net investment is disposed of, the relevant amount in the translation reserve is transferred to income or loss as part of the gain or loss on disposal.

│10

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2020 AND 2019

Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect income or loss, the effective portion of changes in the fair value of the derivatives is recognized in other comprehensive income and presented in accumulated other comprehensive income as part of equity. The amount recognized in other comprehensive income is removed and included in net earnings under the same line item in the consolidated statement of earnings and comprehensive income as the hedged item, in the same period that the hedged cash flows affect income or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income remains in accumulated other comprehensive income until the forecasted transaction affects income or loss. If the forecasted transaction is no longer expected to occur, then the balance in accumulated other comprehensive income is recognized immediately in income or loss.

e)	Property and equipment

Property and equipment are accounted for at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset and borrowing costs on qualifying assets.

When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment, and are recognized in net income or loss.

Depreciation is based on the cost of an asset less its residual value and is recognized in income or loss over the estimated useful life of each component of an item of property and equipment.

The depreciation method and useful lives are as follows:

Categories	Basis	Useful lives
Buildings	Straight-line	15 – 40 years
Rolling stock	Primarily straight-line	3 – 20 years
Equipment	Primarily straight-line	5 – 12 years

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted prospectively, if appropriate.

Property and equipment are reviewed for impairment in accordance with IAS 36 Impairment of Assets when there are indicators that the carrying value may not be recoverable.

f)	Intangible assets
i)	Goodwill

Goodwill that arises upon business combinations is included in intangible assets.

Goodwill is not amortized and is measured at cost less accumulated impairment losses.

ii)	Other intangible assets

Intangible assets consist of customer relationships, trademarks, non-compete agreements and information technology.

The Group determines the fair value of the customer relationship intangible assets using the discounted cash flow model and internally developed assumptions including:

│11

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2020 AND 2019

1.	Forecasted revenue attributable to existing customer contracts and relationships;
2.	Estimated annual attrition rate;
3.	Forecasted operating margins; and
4.	Discount rates

The internally developed assumptions are based on limited observable market information which cause measurement uncertainty, and the fair value of the customer related intangible assets are sensitive to changes to these assumptions.

Intangible assets that are acquired by the Group and have finite lives are measured at cost less accumulated amortization and accumulated impairment losses.

Intangible assets with finite lives are amortized on a straight-line basis over the following estimated useful lives:

Categories	Useful lives
Customer relationships	5 – 20 years
Trademarks*	5 – 20 years
Non-compete agreements	3 – 10 years
Information technology	5 – 7 years

* Includes indefinite useful life assets. They are reviewed at least annually for impairment (see note 11).

Useful lives are reviewed at each financial year-end and adjusted prospectively, if appropriate.

g)	Leases

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group assesses whether:

•

the contract involves the use of an identified asset – this may be specific explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, the asset is not identified;

•	the Group has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and
•	the Group has the right to direct the use of the asset. The Group has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used.

At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, less any lease incentives received.

The assets are depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term using the straight-line method as this most closely reflects the expected pattern consumption of the future economic benefits. The lease term includes periods covered by an option to extend if the Group is reasonably certain to exercise that option. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that cannot be readily determined, the Group's incremental borrowing rate. The incremental borrowing rate is a function of the Group’s incremental borrowing rate, the nature of the underlying asset, the location of the asset and the length of the lease. Generally, the Group uses its incremental borrowing rate as the discount rate.

│12

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2020 AND 2019

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in the future lease payments arising from a change in an index or rate, if there is a change in the Group's estimate of the amount expected to be payable under a residual value guarantee, or if the Group changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Group has elected not to recognise right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or leases and leases of low-value assets. The Group recognises these lease payments as an expense on a straight-line basis over the lease term.

Prior to adoption of IFRS 16, the Company applied IAS 17 and IFRIC 4 and leases with terms which indicated that the Group assumed substantially all the risks and rewards of ownership were classified as finance leases. Upon initial recognition the leased asset was measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset was accounted for in accordance with the accounting policy applicable to that asset.

Other leases were operating leases and the leased assets were not recognized in the Group’s statements of financial position.

On the initial application, a right-of-use asset and a lease liability were recorded as of January 1, 2019, for all outstanding lease contracts that met the definition of a lease, with any difference recorded in retained earnings, being recognized. An additional impact of $6.1 million on provisions and retained earnings was recognized for previously recorded straight-line rental costs under IAS 17. The Group also recognized a deferred tax liability which was recorded directly to retained earnings, and reclassed any assets recorded as finance lease from property and equipment to right-of-use assets, and the corresponding finance lease liability from long-term debt to the new lease liability presentation.

	As reported as at December 31, 2018	Adjustments	Restated balance as at January 1, 2019
Property and equipment	1,023,595	(19,406)	1,004,189
Right-of-use assets	-	341,505	341,505
Provisions (including current portion)	(49,747)	6,092	(43,655)
Long-term debt (including current portion)	(1,161,430)	6,718	(1,154,712)
Lease liabilities (including current portion)	-	(361,107)	(361,107)
Deferred tax liabilities	(212,535)	7,376	(205,159)
Retained earnings	(639,597)	18,880	(620,717)

The following table reconciles the Group’s operating lease obligations at December 31, 2018, as previously disclosed in the Group’s audited annual consolidated financial statements, to the lease obligation recognized on initial application of IFRS 16 at January 1, 2019:

Operating lease commitment as at December 31, 2018	370,995
Finance lease liability as at December 31, 2018	6,717
Discounted using the incremental borrowing rate at January 1, 2019	(53,249)
Recognition exemption for short-term leases	(11,469)
Extension options reasonably certain to be exercised	48,113
Lease liabilities recognized at January 1, 2019	361,107

h)	Inventoried supplies

Inventoried supplies consist primarily of repair parts and fuel and are measured at the lower of cost and net realizable value.

i)	Impairment

Non-financial assets

The carrying amounts of the Group’s non-financial assets other than inventoried supplies and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, the recoverable amount is estimated on December 31 of each year.

│13

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2020 AND 2019

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). For the purposes of goodwill impairment testing, goodwill acquired in a business combination is allocated to the group of CGUs (usually a Group’s operating segment), that is expected to benefit from the synergies of the combination. This allocation is subject to an operating segment ceiling test and reflects the lowest level at which that goodwill is monitored for internal reporting purposes. The Company performs goodwill impairment testing annually, or more frequently if events or circumstances indicate the carrying value of a CGU, which is a Group’s operating segment, may exceed the recoverable amount of the CGU. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or group of assets. The fair value less cost to sell is based on market comparable multiples applied to forecasted earnings before financial expenses, income taxes, depreciation and amortization ("adjusted EBITDA") for the next year, which takes into account financial forecasts approved by senior management.

The Group’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units, if any, and then to reduce the carrying amounts of the other assets in the unit (group of units) on a prorata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Impairment losses and impairment reversals are recognized in income or loss.

j)	Assets held for sale

Non-current assets are classified as held-for-sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use.

Such assets are generally measured at the lower of their carrying amount and fair value less costs to sell. Impairment losses on initial classification as held-for-sale or held-for-distribution and subsequent gains and losses on remeasurement are recognized in income or loss.

Once classified as held-for-sale, intangible assets and property and equipment are no longer amortized or depreciated.

k)	Employee benefits
i)	Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in income or loss in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

│14

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2020 AND 2019

ii)	Defined benefit plans

The Group’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their services in the current and prior periods discounting that amount and deducting the fair value of any plan assets. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Group, the recognized asset is limited to the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Group.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in profit or loss.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

iii)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or income-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

iv)	Share-based payment transactions

The grant date fair value of equity share-based payment awards granted to employees is recognized as a personnel expense, with a corresponding increase in contributed surplus, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service condition at the vesting date.

The fair value of the amount payable to board members in respect of deferred share unit (“DSU”), which are to be settled in cash, is recognized as an expense with a corresponding increase in liabilities. The liability is remeasured at each reporting date until settlement. The Group presents mark-to-market (gain) loss on DSUs in personnel expenses.

v)	Termination benefits

Termination benefits are expensed at the earlier of when the Group can no longer withdraw the offer of those benefits and when the Group recognises costs for a restructuring. If benefits are not expected to be fully settled within 12 months of the end of the reporting period, then they are discounted.

│15

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2020 AND 2019

l)	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Where discounting is used, the unwinding of the discount is recognized as finance cost.

Self-Insurance

Self-insurance provisions represent the uninsured portion of outstanding claims at year-end. The provision represents an accrual for estimated future disbursements associated with the self-insured portion for claims filed at year-end and incurred but not reported, related to cargo loss, bodily injury, worker’s compensation and property damages. The estimates are based on the Group’s historical experience including settlement patterns and payment trends. The most significant assumptions in the estimation process include the consideration of historical claim experience, severity factors affecting the amounts ultimately paid, and current and expected levels of cost per claims. Changes in assumptions and experience could cause these estimates to change significantly in the near term.

m)	Revenue recognition

The Group’s normal business operations consist of the provision of transportation and logistics services. All revenue relating to normal business operations is recognized over time in the statement of income. The stage of completion of the service is determined using the proportion of days completed to date compared to the estimated total days of the service. Revenue is presented net of trade discounts and volume rebates. Revenue is recognized as services are rendered, when the control of promised services is transferred to customers in an amount that reflects the consideration the Group expects to be entitled to receive in exchange for those services measured based on the consideration specified in a contract with the customers. The Group considers the contract with customers to include the general transportation service agreement and the individual bill of ladings with customers.

Based on the evaluation of the control model, certain businesses, mainly in the Less-Than-Truckload segment, act as the principal within their revenue arrangements. The affected businesses report transportation revenue gross of associated purchase transportation costs rather than net of such amounts within the consolidated statements of income.

n)	Finance income and finance costs

Finance income comprises interest income on funds invested, dividend income and interest and accretion on promissory note. Interest income is recognized as it accrues in income or loss, using the effective interest method.

Finance costs comprise interest expense on bank indebtedness and long-term debt, unwinding of the discount on provisions and impairment losses recognized on financial assets (other than trade receivables).

Fair value gains or losses on derivative financial instruments and on contingent considerations, and foreign currency gains and losses are reported on a net basis as either finance income or cost.

o)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in income or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

│16

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2020 AND 2019

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable income will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

p)	Earnings per share

The Group presents basic and diluted earnings per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the income or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for own shares held, if any. Diluted EPS is determined by adjusting the income or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for own shares held, for the effects of all dilutive potential common shares, which comprise convertible debentures, warrants, and restricted share units and stock options granted to employees.

q)	Segment reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. All operating segments’ operating results are reviewed regularly by the Group’s chief executive officer (“CEO”) to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Segment results that are reported to the CEO include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets (primarily the Group’s headquarters), head office expenses, income tax assets, liabilities and expenses, as well as long-term debt and interest expense thereon.

Sales between the Group’s segments are measured at the exchange amount. Transactions, other than sales, are measured at carrying value. Segment capital expenditure is the total cost incurred during the period to acquire property and equipment, and intangible assets other than goodwill.

r)	Government grants

The Group recognizes a government grant when there is reasonable assurance it will comply with the conditions required to qualify for the grant, and that the grant will be received. The Group recognizes government grants as a reduction to the expense that the grant is intended to offset.

s)	New standards and interpretations adopted during the year

Definition of a business (Amendments to IFRS 3): On October 22, 2018, the IASB issued amendments to IFRS 3 Business Combinations that seek to clarify whether a transaction results in an asset or a business acquisition. The amendments apply to businesses acquired in annual reporting periods beginning on or after January 1, 2020. The amendments include an election to use a concentration test. This is a simplified assessment that results in an asset acquisition if substantially all of the fair value of the gross assets is concentrated in a single identifiable asset or a group of similar identifiable assets. If a preparer chooses not to apply the concentration test, or the test fails, then the assessment focuses on the existence of a substantive process. The adoption of the amendments did not have a material impact on the Group’s consolidated financial statements at the date of adoption.

│17

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2020 AND 2019

Amendments to Hedge Accounting Requirements - IBOR Reform and its Effects on Financial Reporting (Phase 1): On September 26, 2019, the IASB issued amendments for some of its requirements for hedge accounting in IFRS 9 Financial Instruments and IAS 39 Financial Instruments: Recognition and Measurement, as well as the related Standard on disclosures, IFRS 7 Financial Instruments: Disclosures in relation to Phase 1 of IBOR Reform and its Effects on Financial Reporting project. The amendments are effective from January 1, 2020. The amendments address issues affecting financial reporting in the period leading up to IBOR reform, are mandatory and apply to all hedging relationships directly affected by uncertainties related to IBOR reform. The amendments modify some specific hedge accounting requirements to provide relief from potential effects of the uncertainty caused by the IBOR reform in the following areas:

•	the ‘highly probable’ requirement,
•	prospective assessments,
•	retrospective assessments (for IAS 39), and
•	eligibility of risk components.

The adoption of the amendments on January 1, 2020 did not have a material impact on the Group’s consolidated financial statements. As at December 31, 2020, the Group has no interest rate swaps that hedge variable interest debt.

New standards and interpretations not yet adopted

The following new standards are not yet effective for the year ended December 31, 2020, and have not been applied in preparing these consolidated financial statements:

Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

On January 23, 2020, the IASB issued amendments to IAS 1 Presentation of Financial Statements, to clarify the classification of liabilities as current or non-current. The amendments are effective for annual periods beginning on or after January 1, 2023. Early adoption is permitted. For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. The extent of the impact of adoption of the amendments has not yet been determined.

Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)

On May 14, 2020, the IASB issued Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37). The amendments are effective for annual periods beginning on or after January 1, 2022 and apply to contracts existing at the date when the amendments are first applied. Early adoption is permitted. IAS 37 does not specify which costs are included as a cost of fulfilling a contract when determining whether a contract is onerous. The IASB’s amendments address this issue by clarifying that the “costs of fulfilling a contract” comprise both:

•	the incremental costs – e.g. direct labour and materials; and
•	an allocation of other direct costs – e.g. an allocation of the depreciation charge for an item of property and equipment used in fulfilling the contract.

The extent of the impact of adoption of the amendments has not yet been determined.

Interest Rate Benchmark Reform—Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)

On August 27, 2020, the IASB finalized its response to the ongoing reform of inter-bank offered rates and other interest rate benchmarks by issuing a package of amendments to IFRS Standards. The amendments are effective for annual periods beginning on or after January 1, 2021. Earlier application is permitted.

│18

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2020 AND 2019

The amendments complement those issued in 2019 as part of Phase 1 amendments and mainly relate to:

•

changes to contractual cash flows—a company will not have to derecognise the carrying amount of financial instruments for changes required by the reform, but will instead update the effective interest rate to reflect the change to the alternative benchmark rate;

•	hedge accounting—a company will not have to discontinue its hedge accounting solely because it makes changes required by the reform, if the hedge meets other hedge accounting criteria; and
•	disclosures—a company will be required to disclose information about new risks arising from the reform and how it manages the transition to alternative benchmark rates.

The extent of the impact of the adoption of the amendments depends upon debt and hedge transactions impacted by reference rate reform in future periods.

4.	Segment reporting

The Group operates within the transportation and logistics industry in the United States, Canada and Mexico in different reportable segments, as described below. The reportable segments are managed independently as they require different technology and capital resources. For each of the operating segments, the Group’s CEO reviews internal management reports. The following summary describes the operations in each of the Group’s reportable segments:

Package and Courier:	Pickup, transport and delivery of items across North America.
Less-Than-Truckload:	Pickup, consolidation, transport and delivery of smaller loads.
Truckload (a):

Full loads carried directly from the customer to the destination using a closed van or specialized equipment to meet customers’ specific needs. Includes expedited transportation, flatbed, tank, container and dedicated services.

Logistics:	Asset-light logistics services, including brokerage, freight forwarding and transportation management, as well as small package parcel delivery.

(a)The Truckload reporting segment represents the aggregation of the Canadian Conventional Truckload, U.S. Conventional Truckload, and Specialized Truckload operating segments. The aggregation of the segment was analyzed using management’s judgment in accordance with IFRS 8. The operating segments were determined to be similar with respect to the nature of services offered and the methods used to distribute their services, additionally, they have similar economic characteristics with respect to long-term expected gross margin, levels of capital invested and market place trends.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment operating income or loss. This measure is included in the internal management reports that are reviewed by the Group’s CEO and refers to “Operating income (loss)” in the consolidated statements of income. Segment’s operating income or loss is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

│19

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2020 AND 2019

	Package	Less-
	and	Than-
	Courier	Truckload	Truckload	Logistics	Corporate	Eliminations	Total
2020
External revenue	478,707	516,720	1,569,835	919,041	-	-	3,484,303
External fuel surcharge	47,393	66,144	161,680	21,614	-	-	296,831
Inter-segment revenue and fuel surcharge	3,055	6,371	16,844	4,475	-	(30,745)	-
Total revenue	529,155	589,235	1,748,359	945,130	-	(30,745)	3,781,134
Operating income (loss)	78,753	87,950	206,346	84,459	(40,941)	-	416,567
Selected items:
Depreciation and amortization	25,357	50,354	188,979	33,429	1,110	-	299,229
Loss on sale of land and buildings	-	(1)	-	(5)	-	-	(6)
Gain (loss) on sale of assets held for sale	91	(56)	11,864	-	-	-	11,899
Gain on sale of business	-	-	306	-	-	-	306
Bargain purchase gain	-	-	-	4,008	-	-	4,008
Intangible assets	193,288	189,579	907,170	457,098	2,638	-	1,749,773
Total assets	387,919	593,653	2,100,900	729,690	37,202	-	3,849,364
Total liabilities	123,970	219,234	478,630	226,218	1,011,268	(133)	2,059,187
Additions to property and equipment	17,304	22,829	101,477	760	444	-	142,814

2019
External revenue	470,192	619,949	1,645,025	742,410	-	-	3,477,576
External fuel surcharge	65,515	99,538	231,470	29,446	-	-	425,969
Inter-segment revenue and fuel surcharge	3,903	7,761	15,060	2,977	-	(29,701)	-
Total revenue	539,610	727,248	1,891,555	774,833	-	(29,701)	3,903,545
Operating income (loss)	82,228	82,230	192,172	57,447	(31,209)	-	382,868
Selected items:
Depreciation and amortization	24,893	52,920	182,817	33,597	1,520	-	295,747
Gain on sale of land and buildings	-	-	9	-	-	-	9
Gain (loss) on sale of assets held for sale	843	8,509	12,339	-	(120)	-	21,571
Intangible assets	190,135	188,448	860,671	262,691	3,215	-	1,505,160
Total assets	371,037	595,806	2,067,191	421,843	52,943	-	3,508,820
Total liabilities	119,642	230,282	417,545	128,013	1,454,047	-	2,349,528
Additions to property and equipment	13,404	49,553	192,820	2,224	5,697	-	263,698

Geographical information

Revenue is attributed to geographical locations based on the origin of service’s location.

Total revenue	Package	Less-
	and	Than-
	Courier	Truckload	Truckload	Logistics	Eliminations	Total
2020
Canada	529,155	517,199	725,347	239,413	(26,019)	1,985,095
United States	-	72,036	1,023,012	686,811	(4,726)	1,777,133
Mexico	-	-	-	18,906	-	18,906
Total	529,155	589,235	1,748,359	945,130	(30,745)	3,781,134
2019
Canada	539,610	607,086	799,396	216,232	(28,352)	2,133,972
United States	-	120,162	1,092,159	542,911	(1,349)	1,753,883
Mexico	-	-	-	15,690	-	15,690
Total	539,610	727,248	1,891,555	774,833	(29,701)	3,903,545

│20

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2020 AND 2019

Segment assets are based on the geographical location of the assets.

	December 31, 2020	December 31, 2019	January 1, 2019
Property and equipment, right-of-use assets and intangible assets
Canada	1,802,417	1,777,333	1,412,726
United States	1,342,720	1,169,446	987,813
Mexico	16,349	17,978	16,910
	3,161,486	2,964,757	2,417,449

5.	Business combinations
a)	Business combinations

In line with the Group’s growth strategy, the Group acquired thirteen businesses during 2020, of which DLS Worldwide (“DLS”), which was renamed “TForce Worldwide” in November 2020, was considered material. All other acquisitions, including R.R. Donnelley & Sons Company, were not considered to be material. These transactions were concluded in order to add density in the Group’s current network and further expand value-added services.

On November 2, 2020, the Group completed the acquisition of DLS, a business unit of R.R. Donnelley & Sons Company. DLS provides logistics services through a third-party logistics network of internal sales personnel, commissioned sales agents, and approximately 140 agent-stations. The purchase price for this business acquisition totalled $225.0 million, which has been paid in cash. During the year ended December 31, 2020, DLS contributed revenue and net income of $98.3 million and $1.5 million, respectively since the acquisition.

On March 2, 2020, the Group completed the acquisition of the courier service business of R.R. Donnelley & Sons Company. The purchase price for this business acquisition totalled $10.6 million, which has been paid in cash. The estimated fair value of the identifiable net assets acquired, including the fair value of the customer relationships acquired, exceeded the purchase price, resulting in an estimated bargain purchase gain of $4.0 million in the logistics segment.

During the year ended December 31, 2020, the thirteen businesses, in aggregate, contributed revenue and net income of $213.2 million and $4.6 million respectively since the acquisitions.

Had the Group acquired these thirteen businesses on January 1, 2020, as per management’s best estimates, the revenue and net income for these entities would have been $807.2 million and $31.9 million, respectively. In determining these estimated amounts, management assumed that the fair value adjustments that arose on the date of acquisition would have been the same had the acquisitions occurred on January 1, 2020.

During 2020, transaction costs of $0.8 million have been expensed in other operating expenses in the consolidated statements of income in relation to the above-mentioned business acquisitions.

As of the reporting date, the Group had not completed the purchase price allocation over the identifiable net assets and goodwill of the 2020 acquisitions. Information to confirm fair value of certain assets and liabilities is still to be obtained for these acquisitions. As the Group obtains more information, the allocation will be completed. The information that was available to the Group regarding DLS was affected by the proximity of the acquisition to its year-end. The table below presents the purchase price allocation based on the best information available to the Group to date.

│21

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2020 AND 2019

Identifiable assets acquired and liabilities assumed	Note	DLS	Others*	December 31, 2020	December 31, 2019
Cash and cash equivalents		-	3,332	3,332	15,339
Trade and other receivables		93,520	29,373	122,893	34,260
Inventoried supplies and prepaid expenses		824	1,509	2,333	5,774
Property and equipment	9	262	23,741	24,003	66,703
Right-of-use assets	10	285	39,928	40,213	11,039
Intangible assets	11	65,404	31,125	96,529	47,088
Other assets		4,630	-	4,630	79
Trade and other payables		(54,845)	(9,149)	(63,994)	(24,778)
Income tax payable		-	(445)	(445)	(4,636)
Provisions	17	-	(338)	(338)	(1,424)
Other non-current liabilities		(14,374)	-	(14,374)	(370)
Long-term debt	14	-	(5,365)	(5,365)	(8,655)
Lease liabilities	15	(285)	(40,192)	(40,477)	(11,039)
Deferred tax liabilities		-	(6,653)	(6,653)	(16,541)
Total identifiable net assets		95,421	66,866	162,287	112,839
Total consideration transferred		225,007	106,595	331,602	166,941
Goodwill	11	129,586	43,737	173,323	62,116
Bargain purchase gain		-	(4,008)	(4,008)	(8,014)
Cash		225,007	105,975	330,982	166,251
Contingent consideration		-	620	620	690
Total consideration transferred		225,007	106,595	331,602	166,941
* Includes non-material adjustments to prior year's acquisitions

The trade receivables comprise gross amounts due of $127.4 million, of which $4.5 million was expected to be uncollectible at the acquisition date.

Of the goodwill and intangible assets acquired through business combinations in 2020, $21.2 million is deductible for tax purposes (2019 - $19.2 million).

During 2019, the Group acquired eight businesses, of which Schilli Corporation (“Schilli”), which was renamed BTC East in September 2019, was considered material.

On February 22, 2019, the Group completed the acquisition of Schilli. Based in St. Louis, Schilli specializes in the transportation of dry and liquid bulk and offers dedicated fleet solutions and other value-add services throughout the Midwest, Southeast and Gulf Coast regions of the United States. The purchase price for this business acquisition totalled $58.2 million, which had been paid in cash. During the year ended December 31, 2019, Schilli contributed revenue and net income of $53.2 million and $2.3 million, respectively since the acquisition.

On April 29, 2019, the Group completed the acquisition of certain assets of BeavEx Incorporated Inc. and its affiliates Guardian Medical Logistics, JNJW Enterprises Inc. and USXP LLC (collectively “BeavEx”). The purchase price for this business acquisition totalled $7.2 million, which had been paid in cash. The fair value of the identifiable net assets acquired, including the fair value of the customer relationships acquired, exceeded the purchase price, resulting in a bargain purchase gain of $8.0 million in the logistics segment.

During 2019, transaction costs of $0.1 million have been expensed in other operating expenses in the consolidated statements of income in relation to the above-mentioned business acquisitions.

b)	Goodwill

The goodwill is attributable mainly to the premium of an established business operation with a good reputation in the transportation industry, and the synergies expected to be achieved from integrating the acquired entity into the Group’s existing business.

The goodwill arising in the business combinations has been allocated to operating segments as indicated in the table below, which represents the lowest level at which goodwill is monitored internally.

│22

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2020 AND 2019

Operating segment	Reportable segment	December 31, 2020*	December 31, 2019
Less-Than-Truckload	Less-Than-Truckload	3,872	-
U.S. Truckload	Truckload	330	-
Specialized Truckload	Truckload	33,718	50,692
Logistics	Logistics	135,403	11,424
		173,323	62,116

* Includes non-material adjustments to prior year's acquisitions

c)	Adjustment to the provisional amounts of prior year’s business combinations

The 2019 annual consolidated financial statements included details of the Group’s business combinations and set out provisional fair values relating to the consideration paid and net assets acquired of Schilli and various other non-material acquisitions. These acquisitions were accounted for under the provisions of IFRS 3.

As required by IFRS 3, the provisional fair values have been reassessed in light of information obtained during the measurement period following the acquisition. Consequently, the fair value of certain assets acquired, and liabilities assumed of Schilli and the other non-material acquisitions in fiscal 2019 have been adjusted and finalized in 2020. No material adjustments were required to the provisional fair values for these prior period’s business combinations, and have been included with the acquisitions of 2020.

6.	Discontinued operations

In 2019, the Group received an unfavorable ruling on an accident claim, resulting in a loss of $10.6 million ($12.4 million, net of tax of $1.8 million). The incident occurred in an operating division which was part of the discontinued rig moving segment.  The rig moving segment was classified as discontinued on September 30, 2015.

The net cash outflows from discontinued operations was $12.0 million during the second quarter of 2019 ($13.8 million, net of tax of $1.8 million).

The basic and diluted loss per share for the year ended December 31, 2019 from discontinued operations is $0.13 and $0.12, respectively.

7.	Trade and other receivables

	December 31, 2020	December 31, 2019	January 1, 2019
Trade receivables	570,609	442,148	443,718
Other receivables	27,264	10,093	19,357
	597,873	452,241	463,075

The Group’s exposure to credit and currency risks related to trade and other receivables is disclosed in note 26 a) and d).

Trade receivables at December 31, 2020 include $13.5 million of in-transit revenue balances (December 31, 2019 – $7.6 million; January 1, 2019 - $7.9 million). Due to the short-term nature of the transportation and logistics services provided by the Group, these services are expected to be completed within the week following the year-end.

│23

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2020 AND 2019

8.	Additional cash flow information

Net change in non-cash operating working capital

	2020	2019*
Trade and other receivables	(16,399)	58,763
Inventoried supplies	2,200	2,292
Prepaid expenses	192	3,839
Trade and other payables	47,668	(48,557)
	33,661	16,337

* Recasted for changes in presentation (see note 24)

9.	Property and equipment

		Land and	Rolling
	Note	buildings	stock	Equipment	Total
Cost
Balance at January 1, 2019		276,144	1,119,520	114,972	1,510,636
Additions through business combinations	5	4,816	59,684	2,203	66,703
Other additions		39,733	211,796	12,169	263,698
Disposals		(2,617)	(126,388)	(9,747)	(138,752)
Reclassification to assets held for sale		(21,226)	(2,684)	-	(23,910)
Transfer to right-of-use assets		-	(29,316)	-	(29,316)
Effect of movements in exchange rates		11,827	34,701	5,699	52,227
Balance at December 31, 2019		308,677	1,267,313	125,296	1,701,286
Additions through business combinations	5	1,771	21,634	598	24,003
Other additions		19,331	112,645	10,838	142,814
Disposals		(731)	(133,149)	(5,134)	(139,014)
Reclassification to assets held for sale		(19,201)	(9,971)	-	(29,172)
Sale of business		(484)	(3,395)	(283)	(4,162)
Effect of movements in exchange rates		5,441	12,540	2,919	20,900
Balance at December 31, 2020		314,804	1,267,617	134,234	1,716,655

Depreciation
Balance at January 1, 2019		56,093	356,377	74,571	487,041
Depreciation for the year		8,886	149,622	10,212	168,720
Disposals		(2,419)	(71,325)	(8,649)	(82,393)
Reclassification to assets held for sale		(6,321)	(2,244)	-	(8,565)
Transfer to right-of-use assets		-	(9,910)	-	(9,910)
Effect of movements in exchange rates		2,370	14,643	3,951	20,964
Balance at December 31, 2019		58,609	437,163	80,085	575,857
Depreciation for the year		8,462	151,369	10,689	170,520
Disposals		(657)	(89,676)	(4,447)	(94,780)
Reclassification to assets held for sale		(7,326)	(8,488)	-	(15,814)
Sale of business		(329)	(2,494)	(253)	(3,076)
Effect of movements in exchange rates		1,058	6,448	2,014	9,520
Balance at December 31, 2020		59,817	494,322	88,088	642,227

Net carrying amounts
At January 1, 2019		220,051	763,143	40,401	1,023,595
At December 31, 2019		250,068	830,150	45,211	1,125,429
At December 31, 2020		254,987	773,295	46,146	1,074,428

As at December 31, 2020, $2.5 million is included in trade and other payables for the purchases of property and equipment (December 31, 2019 – 2.4, January 1, 2019 - nil).

Security

At December 31 2020, certain rolling stock are pledged as security for conditional sales contracts, with a carrying amount of $140.7 million (December 31, 2019 - $138.6 million, January 1, 2019 - $131.2 million) (see note 14).

│24

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2020 AND 2019

10.	Right-of-use assets

		Land and	Rolling
	Note	buildings	stock	Equipment	Total
Cost
Initial recognition of IFRS 16		414,866	95,884	1,422	512,172
Transfer from property and equipment		-	29,316	-	29,316
Other additions		22,287	41,041	351	63,679
Additions through business combinations	5	8,916	2,123	-	11,039
Derecognition*		(35,299)	(10,388)	(10)	(45,697)
Effect of movements in exchange rates		19,327	6,114	70	25,511
Balance at December 31, 2019		430,097	164,090	1,833	596,020
Other additions		18,869	30,353	1,003	50,225
Additions through business combinations	5	13,716	26,497	-	40,213
Derecognition*		(18,524)	(32,111)	(589)	(51,224)
Effect of movements in exchange rates		7,948	2,335	43	10,326
Balance at December 31, 2020		452,106	191,164	2,290	645,560

Depreciation
Initial recognition of IFRS 16		152,052	37,493	528	190,073
Transfer from property and equipment		-	9,910	-	9,910
Depreciation		50,697	26,128	501	77,326
Derecognition*		(16,953)	(8,817)	(1)	(25,771)
Effect of movements in exchange rates		7,888	2,439	(13)	10,314
Balance at December 31, 2019		193,684	67,153	1,015	261,852
Depreciation		48,628	31,247	621	80,496
Derecognition*		(14,573)	(25,371)	(428)	(40,372)
Effect of movements in exchange rates		4,802	1,474	23	6,299
Balance at December 31, 2020		232,541	74,503	1,231	308,275

Net carrying amounts
At December 31, 2019		236,413	96,937	818	334,168
At December 31, 2020		219,565	116,661	1,059	337,285

* Derecognized right-of-use assets include negotiated asset purchases and extinguishments resulting from accidents as well as fully amortized or end of term right-of-use assets.

│25

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2020 AND 2019

11.	Intangible assets

			Other intangible assets
					Non-
			Customer		compete	Information
	Note	Goodwill	relationships	Trademarks	agreements	technology	Total
Cost
Balance at January 1, 2019		1,227,671	427,307	81,303	8,521	18,124	1,762,926
Additions through business combinations*	5	62,116	41,237	2,541	3,272	38	109,204
Other additions		-	-	-	-	3,636	3,636
Disposals		-	(205)	-	-	-	(205)
Extinguishments		-	(1,110)	-	(167)	(1,768)	(3,045)
Effect of movements in exchange rates		41,343	14,199	1,911	307	814	58,574
Balance at December 31, 2019		1,331,130	481,428	85,755	11,933	20,844	1,931,090
Additions through business combinations*	5	173,323	88,692	627	3,984	3,226	269,852
Other additions		-	-	-	-	1,665	1,665
Sale of business		(715)	-	-	-	(30)	(745)
Extinguishments		-	(1,397)	(1,014)	(1,456)	(440)	(4,307)
Effect of movements in exchange rates		19,888	6,219	1,034	227	483	27,851
Balance at December 31, 2020		1,523,626	574,942	86,402	14,688	25,748	2,225,406

Amortization and impairment losses
Balance at January 1, 2019		143,982	174,228	34,160	2,649	14,053	369,072
Amortization for the year		-	41,058	5,022	1,875	1,746	49,701
Disposals		-	(4)	-	-	-	(4)
Extinguishments		-	(1,110)	-	(167)	(1,768)	(3,045)
Effect of movements in exchange rates		2,908	5,592	999	113	594	10,206
Balance at December 31, 2019		146,890	219,764	40,181	4,470	14,625	425,930
Amortization for the year		-	39,580	3,897	2,160	2,576	48,213
Sale of business		-	-	-	-	(28)	(28)
Extinguishments		-	(1,397)	(1,014)	(1,456)	(440)	(4,307)
Effect of movements in exchange rates		1,126	3,652	572	130	345	5,825
Balance at December 31, 2020		148,016	261,599	43,636	5,304	17,078	475,633

Net carrying amounts
At January 1, 2019		1,083,689	253,079	47,143	5,872	4,071	1,393,854
At December 31, 2019		1,184,240	261,664	45,574	7,463	6,219	1,505,160
At December 31, 2020		1,375,610	313,343	42,766	9,384	8,670	1,749,773

* Includes non-material adjustments to prior year's acquisitions

In 2020, the Group reassessed useful lives of some operational trademarks from finite to indefinite representing a carrying value of $6.3 million. Brand recognition as well as management intent to keep the brands indefinitely were decisive factors leading to this conclusion. At the time of change in estimate, which is applied prospectively, the Group tested these trademarks for impairment, resulting in no impairment charge.

At December 31, 2020, the Group performed its annual impairment testing for indefinite life trademarks. The Group estimated the value in use to be $42.6 million (2019 - $26.7 million) compared to its carrying value of $31.6 million (2019 - $25.3 million), resulting in no impairment charge. Management used the relief-from-royalty method and discount rates between 6.6% and 9.7% (2019 – between 8.5% and 9.7%) in its analysis.

│26

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2020 AND 2019

At December 31, 2020, the Group performed its annual goodwill impairment tests for operating segments which represent the lowest level within the Group at which the goodwill is monitored for internal management purposes. The aggregate carrying amounts of goodwill allocated to each unit are as follows:

Reportable segment / operating segment	December 31, 2020	December 31, 2019	January 1, 2019
Package and Courier	189,533	185,695	176,793
Less-Than-Truckload	136,914	130,389	124,138
Truckload
Canadian Truckload	86,416	84,666	80,607
U.S. Truckload	244,824	243,914	242,236
Specialized Truckload	394,303	353,516	288,903
Logistics	323,620	186,060	171,012
	1,375,610	1,184,240	1,083,689

The results as at December 31, 2020 determined that the recoverable amounts of the Group’s operating segments exceeded their respective carrying amounts.

The recoverable amounts of the Group’s operating segments were determined using the value in use approach. The value in use methodology is based on discounted future cash flows. Management believes that the discounted future cash flows method is appropriate as it allows more precise valuation of specific future cash flows.

In assessing value in use, the estimated future cash flows are discounted to their present value using pre-tax discount rates as follows:

Reportable segment / operating segment	2020	2019
Package and Courier	9.1%	9.7%
Less-Than-Truckload	9.1%	9.2%
Truckload
Canadian Truckload	11.5%	11.7%
U.S. Truckload	10.3%	10.7%
Specialized Truckload	10.3%	11.2%
Logistics	8.5%	9.7%

The discount rates were estimated based on past experience, and industry average weighted average cost of capital, which were based on a possible range of debt leveraging of 40.0% (2019 – 50.0%) at a market interest rate of 5.9% (2019 – 7.7%).

First year cash flows were projected based on forecasted cash flows which are based on previous operating results adjusted to reflect current economic conditions. For a further 4-year period, cash flows were extrapolated using an average growth rate of 2.0% (2019 – 2.0%) in revenues and margins were adjusted where deemed appropriate. The terminal value growth rate was 2.0% (2019 – 2.0%). The values assigned to the key assumptions represent management’s assessment of future trends in the transportation industry and were based on both external and internal sources (historical data).

12.	Other assets

	December 31, 2020	December 31, 2019	January 1, 2019
Restricted cash	-	3,309	3,128
Security deposits	3,143	3,164	2,525
Investments in equity securities	9,727	1,071	1,098
Indemnification asset	4,736	-	-
Other	6,293	1,111	1,304
Promissory note	-	19,105	16,630
	23,899	27,760	24,685
Presented as :
Current other assets	-	19,105	-
Non-current other assets	23,899	8,655	24,685

Restricted cash consisted of cash held as potential claims collateral pursuant to re-insurance agreements under the Group’s insurance program. The restrictions on cash are no longer required as at December 31, 2020.

│27

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2020 AND 2019

On February 1, 2016, the Company sold the Waste Management segment (“Waste”) to GFL Environmental Inc. (“GFL”) for a total consideration of $575 million (CAD $800 million), which included an unsecured promissory note of $18 million (CAD $25 million) yielding 3% interest with a term of 4 years. On February 1, 2020, the promissory note was collected in full by the Company.

13.	Trade and other payables

	December 31, 2020	December 31, 2019	January 1, 2019
Trade payables and accrued expenses	327,619	238,405	247,376
Personnel accrued expenses	119,334	86,733	86,043
Dividend payable	21,285	16,305	15,199
	468,238	341,443	348,618

The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 26.

14.	Long-term debt

This note provides information about the contractual terms of the Group’s interest-bearing long-term debt, which are measured at amortized cost. For more information about the Group’s exposure to interest rate, foreign exchange currency and liquidity, see note 26.

	December 31, 2020	December 31, 2019	January 1, 2019
Non-current liabilities
Unsecured revolving facilities	123,666	454,465	542,849
Unsecured term loan	321,852	469,008	365,639
Unsecured debenture	156,479	153,141	91,501
Unsecured senior notes	150,000	150,000	-
Conditional sales contracts	77,550	75,388	69,068
Finance lease liabilities	-	-	2,694
	829,547	1,302,002	1,071,751

Current liabilities
Current portion of unsecured revolving facilities	7,461	9,216	-
Current portion of conditional sales contracts	35,536	32,089	30,728
Current portion of unsecured term loan	-	-	54,927
Current portion of finance lease liabilities	-	-	4,024
	42,997	41,305	89,679

Terms and conditions of outstanding long-term debt are as follows:

					2020		2019
		Currency	Nominal interest rate	Year of maturity	Face value	Carrying amount	Face value	Carrying amount

Unsecured revolving facility	a	CAD	BA + 1.45%	2023	41,700	32,279	140,600	106,114
Unsecured revolving facility	a	USD	Libor + 1.45%	2023	92,634	91,387	349,906	348,351
Unsecured revolving facility	b	USD	Libor + 1.45%	2021	7,461	7,461	9,216	9,216
Unsecured term loan	a	CAD	BA + 1.45%	2022	410,000	321,852	610,000	469,008
Unsecured debenture	c	CAD	3.32% - 4.22%	2024	200,000	156,479	200,000	153,141
Unsecured senior notes	d	USD	3.85%	2026	150,000	150,000	150,000	150,000
Conditional sales contracts	e	Mainly CAD	1.49% - 4.72%	2021-2027	143,796	113,086	139,591	107,477
						872,544		1,343,307

│28

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2020 AND 2019

The table below summarizes changes to the long-term debt:

	Note	2020	2019
Balance at beginning of year		1,343,307	1,161,430
Transfer to lease liabilities		-	(6,718)
Proceeds from long-term debt		33,175	328,045
Business combinations	5	5,365	8,655
Repayment of long-term debt		(191,221)	(103,247)
Net decrease in revolving facilities		(326,201)	(88,229)
Accretion of deferred financing fees		1,214	1,705
Effect of movements in exchange rates		4,588	55,697
Effect of movements in exchange rates - OCI hedge		2,317	(14,031)
Balance at end of year		872,544	1,343,307

a)	Unsecured revolving credit facility and term loans

On December 18, 2020, the Group repaid, without penalty, the first tranche of CAD $200 million of its term loan which was due in June 2021.

The revolving credit facility is unsecured and can be extended annually. The total available amount under this revolving facility is CAD $1,200 million. The agreement provides, under certain conditions, an additional $196.5 million of credit availability (CAD $245 million and USD $5 million). Based on certain ratios, the interest rate will vary between banker's acceptance rate (or Libor rate on USD denominated debt) plus applicable margin, which can vary between 120 basis points and 200 basis points. As of December 31, 2020, the credit facility’s interest rate on CAD denominated debt was 2.9% (2019 – 3.8%) and on USD denominated debt was 1.6% (2019 – 3.4%). The Group is subject to certain covenants regarding the maintenance of financial ratios and was in compliance with these covenants at year-end (see note 26 (f)).

The remaining second tranche of term loan of CAD $410 million is unsecured and is due in June 2022.  Early repayment, in part or whole, is permitted, without penalty, and will permanently reduce the amount borrowed. The terms and conditions of this unsecured term loan are the same as the unsecured revolving credit facility and are subject to the same covenants. As of December 31, 2020, the term loan’s interest rate was 1.9% (2019 – 3.3% on the first tranche and 3.5% on the second tranche).

On February 1, 2019, the CAD $500 million unsecured term loan was amended to increase the indebtedness to CAD $575 million. On February 11, 2019, the related incremental funds were used to reimburse a separate CAD $75 million unsecured term loan that was due to mature in August 2019. Deferred financing fees of $0.1 million were recognized on the increase.

On February 1, 2019, the Group renegotiated the pricing grid of both its revolving credit facility and CAD $575 million term loan. The CAD $575 million term loan remained within the confines of the credit facility, but has a pricing grid different than the revolving credit facility and each of the two tranches have their own pricing grid. Deferred financing fees of $0.2 million were recognized on the pricing grid revision.

On June 27, 2019, the Group extended its existing revolving credit facility by one year, to June 2023. Deferred financing fees of $0.7 million were recognized on the extension.

On June 27, 2019, the Group extended the maturity of the CAD $575 million unsecured term loan by one year for each tranche, CAD $200 million due in June 2021 and CAD $375 million due in June 2022. Deferred financing fees of $0.4 million were recognized on the extension.

On December 27, 2019, the CAD $575 million unsecured term loan was amended to increase the indebtedness to CAD $610 million. Deferred financing fees of $0.1 million were recognized on the increase.

b)	Unsecured revolving facility

On November 21, 2020, the Group renewed its credit facility for one year. The credit facility is unsecured and provides an availability of $25 million maturing in November 2021. Interest rate is following the same pricing grid applicable for the USD denominated debt in the CAD $1,200 million revolving credit facility. As of December 31, 2020, the credit facility’s interest rate was 1.6% (2019 – 3.4%). The Group is subject to certain covenants regarding the maintenance of financial ratios and was in compliance with these covenants at year-end (see note 26 (f)).

│29

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2020 AND 2019

On November 22, 2019, the Group entered into a new revolving credit facility agreement. The credit facility is unsecured and provides an availability of $25 million maturing in November 2020. Interest rate is following the same pricing grid applicable for the USD denominated debt in the CAD $1,200 million revolving credit facility.

c)	Unsecured debenture

The unsecured debenture is maturing in December 2024 and is carrying an interest rate between 3.32% and 4.22% (2019 – 3.32% to 4.22%) depending on certain ratios. As of December 31, 2020, the debenture’s effective rate was 3.57% (2019 – 3.77%). The debenture may be repaid, without penalty, after December 20, 2022, subject to the approval of the Group’s syndicate of bank lenders.

On December 20, 2019, the unsecured debenture was amended to increase the indebtedness by CAD $75 million, to CAD $200 million, and to extend maturity date by four years, to December 2024.

d)	Unsecured senior notes

This loan takes the form of senior notes each carrying an interest rate of 3.85% and with a December 2026 maturity date. These notes may be prepaid at any time prior to maturity date, in part or in total, at 100% of the principal amount and the make-whole amount determined at the prepayment date with respect to such principal amount.

e)	Conditional sales contracts

Conditional sales contracts are secured by rolling stock having a carrying value of $140.7 million (December 31, 2019 - $138.6 million, January 1, 2019 - $131.2 million) (see note 9).

f)	Principal installments of other long-term debt payable during the subsequent years are as follows:

	Less than	1 to 5	More than
	1 year	years	5 years	Total
Unsecured revolving facilities	7,461	125,428	-	132,889
Unsecured term loan	-	322,200	-	322,200
Unsecured debenture	-	157,171	-	157,171
Unsecured senior notes	-	-	150,000	150,000
Conditional sales contracts	35,536	77,093	457	113,086
	42,997	681,892	150,457	875,346

15.	Lease liabilities

	December 31, 2020	December 31, 2019
Current portion of lease liabilities	88,522	76,326
Long-term portion of lease liabilities	267,464	279,265
	355,986	355,591

The table below summarizes changes to the lease liabilities:

	Note	2020	2019
Balance at beginning of year		355,591	-
Business combinations	5	40,477	11,039
Additions		50,225	63,679
Derecognition*		(12,011)	(21,642)
Repayment		(82,587)	(75,072)
Effect of movements in exchange rates		4,291	16,480
Initial recognition on transition to IFRS 16 on January 1, 2019		-	354,389
Transfer of finance leases from long-term debt		-	6,718
Balance at end of year		355,986	355,591
* Derecognized lease liabilities include negotiated asset purchases and extinguishments resulting from accidents.

│30

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2020 AND 2019

The incremental borrowing rate used on average for 2020 is 3.56% (2019 – 2.66%).

Extension options

Some real estate leases contain extension options exercisable by the Group. Where practicable, the Group seeks to include extension options in new leases to provide operational flexibility. The Group assesses at the lease commencement date whether it is reasonably certain to exercise the extension options. The Group reassesses whether it is reasonably certain to exercise the options if there are significant events or significant changes in circumstances within its control.

The lease liabilities include future lease payments of $21.1 million (2019 – $38.8 million) related to extension options that the Group is reasonably certain to exercise.

The Group has estimated that the potential future lease payments, should it exercise the remaining extension options, would result in an increase in lease liabilities of $352.1 million (2019 - $357.1 million).

The Group does not have a significant exposure to termination options and penalties.

Variable lease payments

Some leases contain variable lease payments which are not included in the measurement of the lease liability. These payments include, amongst others, common area maintenance fees, municipal taxes and vehicle maintenance fees. The expense related to variable lease payments for the year ended December 31, 2020 was $17.4 million (2019 - $18.1 million).

Sub-leases

The Group sub-leases some of its properties. Income from sub-leasing right-of-use assets for the year ended December 31, 2020 was $13.8 million (2019 - $12.3 million), presented in “Other operating expenses”.

Contractual cash flows

The total contractual cash flow maturities of the Group’s lease liabilities are as follows:

2020
Less than 1 year	99,570
Between 1 and 5 years	222,140
More than 5 years	75,510
397,220

For the year ended December 31, 2020, operating lease expenses of $26.1 million (2019 – $33.3 million) were recognized in the consolidated statement of income for leases that either did not meet the definition of a lease under IFRS 16, which was adopted on January 1, 2019, or were excluded based on practical expedients applied at transition.

16.	Employee benefits

The Group sponsors defined benefit pension plans for 161 of its employees (2019 – 165).

These plans are all within Canada and include one unregistered plan. All the defined benefit plans are no longer offered to employees and two defined benefits plan in the past have been converted prospectively to defined contribution plans. Therefore, the future obligation will only vary by actuarial re-measurements.

With the exception of one plan, all other plans do not have recurring contributions for employees. These plans are still required to fund past service costs. The remaining plan is fully funded by the Group.

The Group measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at December 31 of each year. The most recent actuarial valuation of the pension plans for funding purposes was as of December 31, 2019 and the next required valuation will be as of December 31, 2020.

In addition to the above-mentioned defined benefit plans, the Group sponsors an employee severance plan in Mexico. At December 31, 2020, total obligation under this arrangement amounted to $1.1 million ($1.0 million in 2019 and $0.8 million in 2018).

│31

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2020 AND 2019

Information about the Group’s defined benefit pension plans is as follows:

	December 31, 2020	December 31, 2019	January 1, 2019
Accrued benefit obligation	35,529	31,449	27,579
Fair value of plan assets	(21,147)	(18,108)	(16,581)
Plan deficit - employee benefit liability	14,382	13,341	10,998

Plan assets comprise:

	December 31, 2020	December 31, 2019	January 1, 2019
Equity securities	6%	16%	31%
Debt securities	91%	81%	57%
Other	3%	3%	12%

All equity and debt securities have quoted prices in active markets. Debt securities are held through mutual funds and primarily hold investments with ratings of AAA or AA, based on Moody’s ratings.

The other asset categories are real estate investment trusts.

Movement in the present value of the accrued benefit obligation for defined benefit plans:

	2020	2019
Accrued benefit obligation, beginning of year	31,449	27,579
Current service cost	528	496
Interest cost	948	1,105
Benefits paid	(1,539)	(1,277)
Remeasurement (gain) loss arising from:
- Financial assumptions	3,563	2,267
- Experience	(343)	(152)
Settlement	113	-
Effect of movements in exchange rates	810	1,431
Accrued benefit obligation, end of year	35,529	31,449

Movement in the fair value of plan assets for defined benefit plans:

	2020	2019
Fair value of plan assets, beginning of year	18,108	16,581
Interest income	544	665
Employer contributions	2,519	970
Benefits paid	(1,539)	(1,277)
Fair value remeasurement	1,129	467
Plan administration expenses	(124)	(145)
Effect of movements in exchange rates	510	847
Fair value of plan assets, end of year	21,147	18,108

Expense recognized in income or loss:

	2020	2019
Current service cost	528	496
Net interest cost	404	440
Plan administration expenses	124	145
Settlement	113	-
Pension expense	1,169	1,081
Actual return on plan assets	1,673	1,132

Actuarial losses recognized in other comprehensive income:

	2020	2019
Amount accumulated in retained earnings, beginning of year	11,100	9,451
Recognized during the year	2,204	1,649
Amount accumulated in retained earnings, end of year	13,304	11,100
Recognized during the year, net of tax	1,623	1,228

│32

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2020 AND 2019

The significant actuarial assumptions used (expressed as weighted average):

	December 31, 2020	December 31, 2019	January 1, 2019
Accrued benefit obligation:
Discount rate at	2.4%	3.3%	4.0%
Future salary increases	1.2%	1.5%	1.5%
Employee benefit expense:
Discount rate at	3.3%	4.0%	3.5%
Rate of return on plan assets at	3.3%	4.0%	3.5%
Future salary increases	1.2%	1.5%	1.2%

Assumptions regarding future mortality are based on published statistics and mortality tables. The current longevities underlying the value of the liabilities in the defined benefit plans are as follows:

	December 31, 2020	December 31, 2019	January 1, 2019
Longevity at age 65 for current pensioners
Males	22.1	22.0	21.9
Females	24.7	24.7	24.6
Longevity at age 65 for current members aged 45
Males	23.5	23.5	23.4
Females	26.1	26.0	26.0

At December 31, 2020 the weighted-average duration of the defined benefit obligation was 12.5 years.

The following table presents the impact of changes of major assumptions on the defined benefit obligation for the years ended:

	2020		2019
	Increase	Decrease	Increase	Decrease
Discount rate (1% movement)	(3,022)	3,650	(3,186)	3,884
Life expectancy (1-year movement)	138	(246)	755	(845)

Historical information:

	2020	2019	2018	2017	2016
Present value of the accrued benefit obligation	35,529	31,449	27,579	38,811	34,216
Fair value of plan assets	(21,147)	(18,108)	(16,581)	(25,366)	(23,579)
Deficit in the plan	14,382	13,341	10,998	13,445	10,637

Experience adjustments arising on plan obligations	3,220	2,116	(2,427)	2,378	393
Experience adjustments arising on plan assets	1,129	467	(815)	351	813

The Group expects approximately $0.3 million in contributions to be paid to its defined benefit plans in 2021.

│33

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2020 AND 2019

17.	Provisions

		Self insurance	Other	Total
Balance at January 1, 2019		36,757	12,990	49,747
Additions through business combinations	5	508	916	1,424
Provisions made during the year		58,030	5,200	63,230
Provisions used during the year		(47,977)	(17,228)	(65,205)
Provisions reversed during the year		(9,127)	(421)	(9,548)
Unwind of discount on long-term provisions		326	-	326
Effect of movements in exchange rates		671	141	812
Balance at January 1, 2020		39,188	1,598	40,786
Additions through business combinations	5	-	338	338
Provisions made during the year		48,534	9,685	58,219
Provisions used during the year		(32,439)	(4,060)	(36,499)
Provisions reversed during the year		(8,795)	(1,177)	(9,972)
Unwind of discount on long-term provisions		1,012	-	1,012
Sale of business		(47)	-	(47)
Effect of movements in exchange rates		280	138	418
Balance at December 31, 2020		47,733	6,522	54,255

December 31, 2020
Current provisions		14,040	3,412	17,452
Non-current provisions		33,693	3,110	36,803

December 31, 2019
Current provisions		16,909	1,355	18,264
Non-current provisions		22,279	243	22,522

January 1, 2019
Current provisions		15,951	2,421	18,372
Non-current provisions		20,805	10,570	31,375

Self-insurance provisions represent the uninsured portion of outstanding claims at year-end. The current portion reflects the amount expected to be paid in the following year. Due to the long-term nature of the liability, the provision has been calculated using a discount rate of 0.7% (2019 - 2.2%). Other provisions include mainly litigation provisions.

18.	Deferred tax assets and liabilities

	December 31, 2020	December 31, 2019	January 1, 2019
Property and equipment	(178,087)	(188,604)	(156,310)
Intangible assets	(74,041)	(79,346)	(76,682)
Derivative financial instruments and investment in equity securities	-	443	(923)
Long-term debt	4,852	5,886	1,684
Employee benefits	10,634	7,449	5,460
Provisions	15,151	9,874	12,580
Tax losses	94	14,603	7,294
Other	(108)	(1,801)	(940)
Net deferred tax liabilities	(221,505)	(231,496)	(207,837)
Presented as:
Deferred tax assets	11,207	8,824	4,698
Deferred tax liabilities	(232,712)	(240,320)	(212,535)

│34

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2020 AND 2019

Movement in temporary differences during the year:

	Balance	Recognized	Recognized	Acquired	Balance
	January 1,	in income	directly	in business	December 31,
	2019	or loss	in equity	combinations	2019
Property and equipment	(156,310)	(20,699)	(3,633)	(7,962)	(188,604)
Intangible assets	(76,682)	8,584	(2,669)	(8,579)	(79,346)
Long-term debt	1,684	(3,445)	7,647	-	5,886
Employee benefits	5,460	1,279	710	-	7,449
Provisions	12,580	(2,912)	206	-	9,874
Tax losses	7,294	7,384	(75)	-	14,603
Other	(1,863)	(1,362)	1,867	-	(1,358)
Net deferred tax liabilities	(207,837)	(11,171)	4,053	(16,541)	(231,496)

	Balance	Recognized	Recognized	Acquired	Balance
	December 31,	in income	directly	in business	December 31,
	2019	or loss	in equity	combinations	2020
Property and equipment	(188,604)	12,981	(1,206)	(1,411)	(178,087)
Intangible assets	(79,346)	11,396	(880)	(5,211)	(74,041)
Long-term debt	5,886	(1,104)	70	-	4,852
Employee benefits	7,449	2,387	798	-	10,634
Provisions	9,874	5,191	86	-	15,151
Tax losses	14,603	(14,396)	(113)	-	94
Other	(1,358)	735	545	(30)	(108)
Net deferred tax liabilities	(231,496)	17,190	(701)	(6,653)	(221,505)

19.	Share capital and other components of equity

The Company is authorized to issue an unlimited number of common shares and preferred shares, issuable in series. Both common and preferred shares are without par value. All issued shares are fully paid.

The common shares entitle the holders thereof to one vote per share. The holders of the common shares are entitled to receive dividends as declared from time to time. Subject to the rights, privileges, restrictions and conditions attached to any other class of shares of the Company, the holders of the common shares are entitled to receive the remaining property of the Company upon its dissolution, liquidation or winding-up.

The preferred shares may be issued in one or more series, with such rights and conditions as may be determined by resolution of the Directors who shall determine the designation, rights, privileges, conditions and restrictions to be attached to the preferred shares of such series. There are no voting rights attached to the preferred shares except as prescribed by law. In the event of the liquidation, dissolution or winding-up of the Company, or any other distribution of assets of the Company among its shareholders, the holders of the preferred shares of each series are entitled to receive, with priority over the common shares and any other shares ranking junior to the preferred shares of the Company, an amount equal to the redemption price for such shares, plus an amount equal to any dividends declared thereon but unpaid and not more. The preferred shares for each series are also entitled to such other preferences over the common shares and any other shares ranking junior to the preferred shares as may be determined as to their respective series authorized to be issued. The preferred shares of each series shall be on a parity basis with the preferred shares of every other series with respect to payment of dividends and return of capital. There are no preferred shares currently issued and outstanding.

│35

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2020 AND 2019

During the first quarter of fiscal 2020, the Company completed an initial public offering on the New York Stock Exchange. The Company issued a total of 6,900,000 common shares, that were issued at a price of $33.35 per share for gross proceeds to the Company of $230,115,000. The Company incurred share issuance costs of approximately $13.2 million of which $12.6 million were recorded to share capital and $0.6 million were recognized in the consolidated statement of income.

During the third quarter of fiscal 2020, the Company completed a common share offering in the United States and Canada. The Company issued a total of 5,060,000 common shares, that were issued at a price of $43.25 per share for gross proceeds to the Company of $218,845,000. The Company incurred share issuance costs of approximately $11.0 million which were fully recorded to share capital.

The following table summarizes the number of common shares issued:

(in number of shares)	Note	2020	2019
Balance, beginning of year		81,450,326	86,397,588
Repurchase and cancellation of own shares		(1,542,155)	(6,409,446)
Issuance of shares		11,960,000	-
Stock options exercised	21	1,529,814	1,462,184
Balance, end of year		93,397,985	81,450,326

The following table summarizes the share capital issued and fully paid:

	2020	2019
Balance, beginning of year	678,915	697,232
Issuance of shares, net of expenses	425,350	-
Repurchase and cancellation of own shares	(12,025)	(39,621)
Cash consideration of stock options exercised	21,361	16,347
Ascribed value credited to share capital on stock options exercised	4,554	4,233
Issuance of shares on settlement of RSUs	1,894	724
Balance, end of year	1,120,049	678,915

Pursuant to the normal course issuer bid (“NCIB”) which began on October 14, 2020 and ending on October 13, 2021, the Company is authorized to repurchase for cancellation up to a maximum of 7,000,000 of its common shares under certain conditions. As at December 31, 2020, and since the inception of this NCIB, the Company has not repurchased and cancelled any shares.

During 2020, the Company repurchased 1,542,155 common shares at a weighted average price of $24.64 (CAD $34.13) per share for a total purchase price of $38.0 million relating to the NCIB. During 2019, the Company repurchased 6,409,446 common shares at a weighted average price of 30.03 (CAD $39.89) per share for a total purchase price of $192.5 million relating to a previous NCIB. The excess of the purchase price paid over the carrying value of the shares repurchased in the amount of $26.0 million (2019 – $152.8 million) was charged to retained earnings as share repurchase premium.

Contributed surplus

The contributed surplus account is used to record amounts arising on the issue of equity-settled share-based payment awards (see note 21).

Accumulated other comprehensive income (“AOCI”)

At December 31, 2020 and 2019 and January 1, 2019, AOCI is comprised of accumulated foreign currency translation differences arising from the translation of the financial statements of foreign operations, financial assets measured at fair value through OCI, gain or loss on net investment hedge, realized gains on investments, cash flow hedges and defined benefit plan remeasurement gain or loss.

Dividends

In 2020, the Company declared quarterly dividends amounting to a total of $0.80 (CAD $1.07)  per outstanding common share when the dividend was declared (2019 – $0.74 (CAD $0.98)) for a total of $72.7 million (2019 - $61.6 million). The Board of Directors approved a quarterly dividend of $0.23 per outstanding common share of the Company’s capital, for an expected aggregate payment of $21.5 million to be paid on April 15, 2021 to shareholders of record at the close of business on March 31, 2021.

│36

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2020 AND 2019

20.	Earnings per share

Basic earnings per share

The basic earnings per share and the weighted average number of common shares outstanding have been calculated as follows:

(in thousands of dollars and number of shares)	2020	2019
Net income attributable to owners of the Company	275,675	233,677
Issued common shares, beginning of period	81,450,326	86,397,588
Effect of stock options exercised	858,488	846,690
Effect of repurchase of own shares	(1,204,210)	(3,854,133)
Effect of share issuance	8,008,750	-
Weighted average number of common shares	89,113,354	83,390,145

Earnings per share – basic (in dollars)	3.09	2.80
Earnings per share from continuing operations – basic (in dollars)	3.09	2.93

Diluted earnings per share

The diluted earnings per share and the weighted average number of common shares outstanding after adjustment for the effects of all dilutive common shares have been calculated as follows:

(in thousands of dollars and number of shares)	2020	2019
Net income attributable to owners of the Company	275,675	233,677
Weighted average number of common shares	89,113,354	83,390,145
Dilutive effect:
Stock options and restricted share units	1,821,452	1,974,038
Weighted average number of diluted common shares	90,934,806	85,364,183

Earnings per share - diluted (in dollars)	3.03	2.74
Earnings per share from continuing operations - diluted (in dollars)	3.03	2.86

As at December 31, 2020, 99,485 stock options were excluded from the calculation of diluted earnings per share (2019 – 900,545) as these options were deemed to be anti-dilutive.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of stock options was based on quoted market prices for the period during which the options were outstanding.

21.	Share-based payment arrangements

Stock option plan (equity-settled)

The Company offers a stock option plan for the benefit of certain of its employees. The maximum number of shares that can be issued upon the exercise of options granted under the current 2012 stock option plan is 5,979,201. Each stock option entitles its holder to receive one common share upon exercise. The exercise price payable for each option is determined by the Board of Directors at the date of grant, and may not be less than the volume weighted average trading price of the Company’s shares for the last five trading days immediately preceding the grant date. The options vest in equal installments over three years and the expense is recognized following the accelerated method as each installment is fair valued separately and recorded over the respective vesting periods. The table below summarizes the changes in the outstanding stock options:

(in thousands of options and in dollars)	2020		2019
		Weighted		Weighted
	Number	average	Number	average
	of	exercise	of	exercise
	options	price	options	price
Balance, beginning of year	4,422	21.56	5,031	17.66
Granted	99	40.41	909	30.71
Exercised	(1,530)	16.73	(1,462)	13.58
Forfeited	(9)	27.87	(56)	28.14
Balance, end of year	2,982	24.65	4,422	21.56
Options exercisable, end of year	2,111	22.34	3,040	18.45

│37

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2020 AND 2019

The following table summarizes information about stock options outstanding and exercisable at December 31, 2020:

(in thousands of options and in dollars)	Options outstanding		Options
			exercisable
		Weighted
		average
	Number	remaining	Number
	of	contractual life	of
Exercise prices	options	(in years)	options
23.40	241	0.6	241
19.12	517	1.6	517
18.83	598	2.6	598
26.82	227	3.1	227
23.70	470	4.1	276
30.71	830	5.2	252
40.41	99	6.6	-
	2,982	3.4	2,111

Of the options outstanding at December 31, 2020, a total of 2,502,339 (2019 – 3,463,098) are held by key management personnel.

The weighted average share price at the date of exercise for stock options exercised in 2020 was $33.78 (2019 – $32.02).

In 2020, the Group recognized a compensation expense of $1.7 million (2019 - $3.3 million)  with a corresponding increase to contributed surplus.

On July 27, 2020, the Board of Directors approved the grant of 99,485 stock options under the Company’s stock option plan of which 99,485 were granted to key management personnel. The options vest in equal installments over three years and have a life of seven years. The fair value of the stock options granted was estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

	July 27, 2020	February 27, 2019
Exercise price	40.41	30.71
Average expected option life	4.5 years	4.5 years
Risk-free interest rate	0.71%	1.88%
Expected stock price volatility*	26.29%	24.30%
Average dividend yield	2.62%	2.72%
Weighted average fair value per option of options granted	6.73	6.74

* Expected stock price volatility is based on the historical volatility of the Group’s stock over a period commensurate with the expected term of the award.

Deferred share unit plan for board members (cash-settled)

The Company offers a deferred share unit (“DSU”) plan for its board members. Under this plan, board members may elect to receive cash, DSUs or a combination of both for their compensation. The following table provides the number of DSUs related to this plan:

(in units)	2020	2019
Balance, beginning of year	348,031	306,042
Board members compensation	29,168	34,144
Paid	(11,512)	-
Dividends paid in units	8,239	7,845
Balance, end of year	373,926	348,031

In 2020, the Group recognized, as a result of DSUs, a compensation expense of $1.1 million (2019 - $1.1 million) with a corresponding increase to trade and other payables. In addition, in personnel expenses, the Group recognized a mark-to-market loss on DSUs of $6.5 million (2019 – $2.5 million).

As at December 31, 2020, the total carrying amount of liabilities for cash-settled arrangements recorded in trade and other payables amounted to $19.2 million (2019 - $11.9 million, 2018- $7.9 million).

│38

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2020 AND 2019

Performance contingent restricted share unit and performance share unit plans (equity-settled)

The Company offers an equity incentive plan for the benefit of senior employees of the Group. In February 2020, upon the recommendation of the Human Resources and Compensation Committee, the Board approved the following changes to the long-term incentive plan (“LTIP”) policy for designated eligible participants in 2020 and future years. Each participant’s annual LTIP allocation will be split in two equally weighted awards of performance share units (“PSUs”) and of restricted share units (‘’RSUs’’). The PSUs are subject to both performance and time cliff vesting conditions on the third anniversary of the award whereas the RSUs will only be subject to a time cliff vesting condition on the third anniversary of the award. The performance conditions attached to the PSUs will be equally weighted between absolute earnings before interest and income tax and relative total shareholder return (“TSR”). For purposes of the relative TSR portion, there are two equally weighted comparisons: the first portion is compared against the TSR of a group of transportation industry peers and the second portion is compared against the S&P/TSX60 index.

RSUs awarded under the equity incentive plan prior to 2020 will vest in December of the second year from the grant date. Upon satisfaction of the required service period, the plan provides for settlement of the award through shares.

Restricted share units

On February 7, 2020, the Company granted a total of 145,218 RSUs under the Company’s equity incentive plan of which 95,358 were granted to key management personnel, at that date. The fair value of the RSUs is determined to be the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $32.41 per unit.

The table below summarizes changes to the outstanding RSUs:

(in thousands of RSUs and in dollars)	2020		2019
		Weighted		Weighted
	Number	average	Number	average
	of	grant date	of	grant date
	RSUs	fair value	RSUs	fair value
Balance, beginning of year	239	28.08	147	24.87
Granted	145	32.41	153	30.70
Reinvested	8	29.74	7	27.45
Settled	(92)	23.75	(59)	26.73
Forfeited	(1)	31.06	(9)	28.66
Balance, end of year	299	31.54	239	28.08

The following table summarizes information about RSUs outstanding and exercisable as at December 31, 2020:

(in thousands of RSUs and in dollars)	RSUs outstanding
		Remaining
	Number of	contractual life
Grant date fair value	RSUs	(in years)
30.70	152	1.0
32.41	147	2.1
	299	1.5

The weighted average share price at the date of settlement of RSUs vested in 2020 was $53.10 (2019 – $32.80). The excess of the purchase price paid over the carrying value of shares repurchased for settlement of the award, in the amount of $4.5 million (2019 – $1.1 million), was charged to retained earnings as share repurchase premium.

In 2020, the Group recognized, as a result of RSUs, a compensation expense of $3.7 million (2019 - $2.9 million) with a corresponding increase to contributed surplus.

Of the RSUs outstanding at December 31, 2020, a total of 196,343 (2019 – 155,974) are held by key management personnel.

│39

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2020 AND 2019

Performance share units

On February 7, 2020, the Company granted a total of 145,218 PSUs under the Company’s equity incentive plan of which 95,358 were granted to key management personnel, at that date. The fair value of the PSUs is determined using the share market price at the date of the grant and reflects the impact of satisfying the market conditions. The share-based compensation expense is recognized, through contributed surplus, over the vesting period. The fair value of the PSUs granted was $32.41 per unit.

The table below summarizes changes to the outstanding PSUs:

(in thousands of PSUs and in dollars)	2020
		Weighted
	Number	average
	of	grant date
	PSUs	fair value
Balance, beginning of period	-	-
Granted	145	32.41
Reinvested	2	32.41
Balance, end of period	147	32.41

The following table summarizes information about PSUs outstanding and exercisable as at December 31, 2020:

(in thousands of PSUs and in dollars)	PSUs outstanding
Remaining
	Number of	contractual life
Grant date fair value	PSUs	(in years)
32.41	147	2.1

In 2020, the Group recognized, as a result of PSUs, a compensation expense of $1.6 million with a corresponding increase to contributed surplus.

Of the PSUs outstanding at December 31, 2020, a total of 96,984 are held by key management personnel.

22.	Materials and services expenses

The Group’s materials and services expenses are primarily costs related to independent contractors and vehicle operation expenses. Vehicle operation expenses consists primarily of fuel costs, repairs and maintenance, insurance, permits and operating supplies.

	2020	2019
Independent contractors	1,535,394	1,521,388
Vehicle operation expenses	516,441	613,332
	2,051,835	2,134,720

23.	Personnel expenses

	Note	2020	2019
Short-term employee benefits		857,217	958,619
Contributions to defined contribution plans		7,925	6,153
Current and past service costs related to defined benefit plans	16	528	496
Termination benefits		7,863	5,702
Equity-settled share-based payment transactions	21	7,046	6,227
Cash-settled share-based payment transactions	21	7,606	3,588
		888,185	980,785

In 2020, the Canada Emergency Wage Subsidy (“CEWS”) was established to enable Canadian employers to re-hire workers previously laid off, help prevent further job losses, and to better position themselves to resume normal operations following the COVID-19 pandemic declaration and crisis.

│40

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2020 AND 2019

The program has been separated in 4-week claim periods spanning from March 15, 2020 to June 30, 2021.  The CEWS for periods prior to July 5, 2020 provides a subsidy of 75% of employee wages to a maximum of CAD $847 (approximately USD $631) per employee per week for eligible Canadian employers. The subsidy available for periods after July 5, 2020 is determined on a sliding scale that is capped at specific rates per period.

To be eligible to receive the wage subsidy, a Canadian employer needs to have sustained a 30% decrease in revenues (15% for the first claim period) as compared to the same period in the previous year or to the average monthly sales recognized in January and February 2020 for the periods prior to July 5, 2020. For the following periods, any drop in qualifying revenues makes an employer entitled to the subsidy, in an amount determined on a sliding scale and in proportion to the decrease in the qualifying revenues.

During 2020, certain legal entities within the Company qualified for the CEWS resulting in a $52.3 million subsidy that is recorded and offset against personnel expenses, presented in short-term employee benefits, in the consolidated statement of income.

24.	Finance income and finance costs

Recognized in income or loss:

Costs (income)	2020	2019*
Interest expense on long-term debt and accretion of
deferred financing fees	34,967	43,949
Interest expense on lease liabilities	12,443	13,983
Interest income and accretion on promissory note	(1,051)	(2,285)
Net change in fair value and accretion expense
of contingent considerations	224	199
Net foreign exchange (gain) loss	(1,237)	220
Net change in fair value of interest rate derivatives	(488)	-
Other financial expenses	9,052	6,041
Net finance costs	53,910	62,107
Presented as:
Finance income	(2,776)	(2,285)
Finance costs	56,686	64,392

* Effective January 1, 2020, the Group presents mark-to-market (gain) loss on DSUs in personnel expenses. Therefore, $2.5 million loss on mark-to-market on DSUs for the year ended December 31, 2019 have been recast to adhere to the newly adopted presentation.

25.	Income tax expense

Income tax recognized in income or loss:

	2020	2019
Current tax expense
Current year	103,080	66,905
Adjustment for prior years	1,092	(2,204)
	104,172	64,701
Deferred tax expense (recovery)
Origination and reversal of temporary differences	(7,536)	8,345
Variation in tax rate	70	(2,370)
Adjustment for prior years	(9,724)	5,860
	(17,190)	11,835
Income tax expense	86,982	76,536

│41

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2020 AND 2019

Income tax recognized in other comprehensive income:

	2020			2019
		Tax			Tax
	Before	(benefit)	Net of	Before	(benefit)	Net of
	tax	expense	tax	Tax	expense	tax
Foreign currency translation differences	21,182	-	21,182	17,476	-	17,476
Defined benefit plan remeasurement gains (losses)	(2,204)	(581)	(1,623)	(1,649)	(421)	(1,228)
Employee benefit	(14)	(4)	(10)	45	14	32
Gain (loss) on net investment hedge	(2,317)	(307)	(2,010)	14,031	1,873	12,158
Loss on cash flow hedge	(488)	(1)	(487)	(10,007)	(2,613)	(7,394)
Change in fair value of investment in equity securities	-	-	-	5,039	679	4,360
Reclassification to retained earnings of accumulated unrealized loss on investment in equity securities	-	-	-	(3,936)	(546)	(3,390)
	16,159	(893)	17,052	20,999	(1,014)	22,014

Reconciliation of effective tax rate:

		2020		2019
Income before income tax		362,657		320,761
Income tax using the Company’s statutory tax rate	26.5%	96,104	26.6%	85,322

Increase (decrease) resulting from:
Rate differential between jurisdictions	-1.2%	(4,452)	-3.0%	(9,623)
Variation in tax rate	0.0%	70	-0.7%	(2,370)
Non deductible expenses	2.4%	8,704	1.1%	3,528
Tax deductions and tax exempt income	-2.8%	(10,176)	-2.2%	(7,057)
Adjustment for prior years	-2.4%	(8,632)	1.1%	3,528
Multi-jurisdiction tax	0.3%	913	1.0%	3,208
Treasury Regulations, interpretive guidance
clarifying the U.S. Tax Reform Bill	1.2%	4,451	0.0%	-
	24.0%	86,982	23.9%	76,536

On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act (“U.S. Tax Reform”). The U.S. Tax Reform reduces the U.S. federal corporate income tax rate from 35% to 21%, effective as of January 1, 2018. The U.S. Tax Reform also allows for immediate capital expensing of new investments in certain qualified depreciable assets made after September 27, 2017, which will be phased down starting in year 2023.

The U.S. Tax Reform introduces important changes to U.S. corporate income tax laws that may significantly affect the Group in future years including the creation of a new Base Erosion Anti-abuse Tax (BEAT) that subjects certain payments from U.S. corporations to foreign related parties to additional taxes, and limitations to the deduction for net interest expense incurred by U.S. corporations. On April 7, 2020, the U.S. Treasury Department issued Treasury Regulations, interpretive guidance clarifying the U.S. Tax Reform Bill. As anticipated, a tax benefit relating to 2019 and Q1 2020 was disallowed, resulting in a one-time tax expense of $7.3 million in the second quarter of 2020. On July 23, 2020, the U.S. Treasury Department issued final regulations on changes made to the U.S. Tax Reform Bill. It introduces a High-Tax Exception under the Global Intangible Low-taxed Income (GILTI) provisions. A tax benefit relating to 2018 and 2019 was recorded, resulting in a one-time tax recovery of $2.0 million in 2020. For the year ended December 31, 2020, the total impact from these new regulations was $4.5 million following positive adjustments recorded in the fourth quarter of 2020.

│42

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2020 AND 2019

26.	Financial instruments and financial risk management

Derivative financial instruments designated as effective cash flow hedge instruments' fair values were as follows:

	December 31, 2020	December 31, 2019	January 1, 2019
Current assets
Interest rate derivatives	-	30	3,980
Non-current assets
Interest rate derivatives	-	-	2,159
Current liabilities
Interest rate derivatives	-	649	-
Non-current liabilities
Interest rate derivatives	-	684	-

As at December 31, 2020 and 2019, the impact to income or loss and other comprehensive income is as follows:

	Finance (loss) income		Other comprehensive (loss)
			income
	2020	2019	2020	2019
Derivative financial instruments measured at fair
value through other comprehensive income:
Interest rate derivatives	(488)	-	488	10,007
	(488)	-	488	10,007

Risks

In the normal course of its operations and through its financial assets and liabilities, the Group is exposed to the following risks:

•	credit risk
•	liquidity risk
•	market risk.

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives and processes for managing risk, and the Group’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

Risk management framework

The Group’s management identifies and analyzes the risks faced by the Group, sets appropriate risk limits and controls, and monitors risks and adherence to limits. Risk management is reviewed regularly to reflect changes in market conditions and the Group’s activities.

The Board of Directors has overall responsibility of the Group’s risk management framework. The Board of Directors monitors the Group’s risks through its audit committee. The audit committee reports regularly to the Board of Directors on its activities.

The Group’s audit committee oversees how management monitors and manages the Group’s risks and is assisted in its oversight role by the Group’s internal audit. Internal audit undertakes both regular and ad hoc reviews of risk, the results of which are reported to the audit committee.

a)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligation, and arises principally from the Group’s trade receivables. The Group grants credit to its customers in the ordinary course of business. Management believes that the credit risk of trade receivables is limited due to the following reasons:

•	There is a broad base of customers with dispersion across different market segments;
•	No single customer accounts for more than 5% of the Group’s revenue;

│43

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2020 AND 2019

•	Approximately 94.9% (2019 – 94.2%) of the Group’s trade receivables are not past due or 30 days or less past due;
•	Bad debt expense has been less than 0.1% of consolidated revenues for the last 3 years.

Exposure to credit risk

The Group’s maximum credit exposure corresponds to the carrying amount of the financial assets. The maximum exposure to credit risk at the reporting date was:

	December 31, 2020	December 31, 2019	January 1, 2019
Trade and other receivables	597,873	452,241	463,075
Promissory note	-	19,105	16,630
Derivative financial assets	-	30	6,140
	597,873	471,376	485,844

Impairment losses

The aging of trade and other receivables at the reporting date was:

	Total	Impairment	Total	Impairment
	2020	2020	2019	2019
Not past due	447,517	224	345,953	-
Past due 1 – 30 days	104,491	1,211	80,642	669
Past due 31 – 60 days	26,601	3,439	17,467	2,008
Past due more than 60 days	30,792	6,654	14,871	4,015
	609,401	11,528	458,933	6,692

The movement in the allowance for expected credit loss in respect of trade and other receivables during the year was as follows:

	2020	2019
Balance, beginning of year	6,692	5,095
Business combinations	4,473	398
Bad debt expenses	2,749	2,161
Amount written off and recoveries	(2,795)	(1,237)
Effect of movements in exchange rates	409	275
Balance, end of year	11,528	6,692
b)	Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to its reputation.

Cash inflows and cash outflows requirements from Group’s entities are monitored closely and separately to ensure the Group optimizes its cash return on investment. Typically, the Group ensures that it has sufficient cash to meet expected operational expenses; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted. The Group monitors its short and medium-term liquidity needs on an ongoing basis using forecasting tools. In addition, the Group maintains revolving facilities, which have $825 million availability at December 31, 2020 (2019 - $466 million) and an additional $196.5 million credit available (CAD $245 million and USD $5 million). The additional credit is available under certain conditions under the Group’s syndicated bank agreement (2019 - $192.5 million, CAD $245 million and USD $5 million).

│44

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2020 AND 2019

The following are the contractual maturities of the financial liabilities, including estimated interest payment:

	Carrying	Contractual	Less than	1 to 2	2 to 5	More than
	amount	cash flows	1 year	years	years	5 years
2020
Trade and other payables	468,238	468,238	468,238	-	-	-
Long-term debt	872,544	953,425	65,697	539,317	192,087	156,324
Other financial liability	19,793	11,017	4,016	2,395	1,607	2,999
	1,360,575	1,432,680	537,951	541,712	193,694	159,323

2019
Bank indebtedness	2,927	2,927	2,927	-	-	-
Trade and other payables	341,443	341,443	341,443	-	-	-
Long-term debt	1,343,307	1,508,763	85,255	595,574	666,210	161,725
Derivatives financial liabilities	1,333	1,333	649	342	342	-
Other financial liability	3,984	4,158	2,079	2,079	-	-
	1,692,994	1,858,624	432,352	597,995	666,551	161,725

It is not expected that the contractual cash flows could occur significantly earlier, or at significantly different amounts.

c)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates, will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposure within acceptable parameters, while optimizing the return.

The Group buys and sells derivatives, and also incurs financial liabilities, in order to manage market risks. All such transactions are carried out within the guidelines set by the Group’s management and it does not use derivatives for speculative purposes.

d)	Currency risk

The Group is exposed to currency risk on financial assets and liabilities, sales and purchases that are denominated in a currency other than the respective functional currencies of Group entities. Primarily the Canadian entities are exposed to U.S. dollars and entities having a functional currency other than the Canadian dollars (foreign operations) are not significantly exposed to currency risk. The Group mitigates and manages its future USD cash flow by creating offsetting positions through the use of foreign exchange contracts periodically and USD debt.

To mitigate its financial net liabilities exposure to foreign currency risk related to Canadian entities, the Group designated a portion of its U.S. dollar denominated debt as a hedging item in a net investment hedge.

The Group’s financial assets and liabilities exposure to foreign currency risk related to Canadian entities was as follows based on notional amounts:

	2020	2019
Trade and other receivables	36,250	30,733
Trade and other payables	(2,162)	(2,573)
Long-term debt	(225,393)	(478,566)
Balance sheet exposure	(191,305)	(450,406)
Long-term debt designated as investment hedge	225,000	325,000
Net balance sheet exposure	33,695	(125,406)

The Group estimates its annual net USD denominated cash flow from operating activities at approximately $280 million (2019 - $330 million). This cash flow is earned evenly throughout the year.

│45

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2020 AND 2019

The following exchange rates applied during the year:

	December 31, 2020	December 31, 2019	January 1, 2019
Average USD for the year ended	1.3415	1.3269	1.2957
Closing USD as at	1.2725	1.2988	1.3642

Sensitivity analysis

A 1-cent increase in the U.S. dollar at the reporting date, assuming all other variables, in particular interest rates, remain constant, would have increased (decreased) equity and income or loss by the amounts shown below. The analysis is performed on the same basis for 2019.

	2020		2019
	1-cent	1-cent	1-cent	1-cent
	Increase	Decrease	Increase	Decrease
Balance sheet exposure	(1,503)	1,503	(3,468)	3,468
Long-term debt designated as investment hedge	1,768	(1,768)	2,502	(2,502)
Net balance sheet exposure	265	(265)	(966)	966

Net impact on change in fair value of foreign exchange derivatives is not significant.

e)	Interest rate risk

The Group’s intention is to minimize its exposure to changes in interest rates by maintaining a significant portion of fixed-rate interest-bearing long-term debt. This is achieved by entering into interest rate swaps.

The Group enters into interest rate swaps designated for cash flow hedges. During 2020, three hedging relationships ended due to the repayment of the hedged items. At December 31, 2020, the Group has no interest rate swaps that hedge variable interest debt set using the 30-day Libor rate (2019 – $325 million). A $0.5 million loss, $0.5 million net of tax, (2019 – $10.0 million loss, $7.4 million net of tax) was recorded on the marking-to-market of the interest rate derivative to other comprehensive income for these cash flow hedges.

Ineffectiveness in hedging stems from differences between the hedged item and hedging instruments with respect to interest rate characteristics, currency, notional values and term. For the year ended December 31, 2020, the derivatives that were designated as cash flow hedges were considered to be fully effective and no ineffectiveness has been recognized in net income.

│46

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2020 AND 2019

At December 31, 2020 and 2019, the interest rate profile of the Group’s carrying amount interest-bearing financial instruments excluding the effects of interest rate derivatives was:

	2020	2019
Fixed rate instruments	419,565	410,618
Variable rate instruments	452,979	932,689
	872,544	1,343,307

The Group’s interest rate derivatives are as follows:

	2020							2019
		Notional		Notional			Notional		Notional
	Average	Contract	Average	Contract	Fair	Average	Contract	Average	Contract	Fair
	B.A.	Amount	Libor	Amount	value	B.A.	Amount	Libor	Amount	value
	rate	CAD	rate	USD	USD	rate	CAD	rate	USD	USD
Coverage period:
Less than 1 year	-	-	-	-	-	0.99%	75,000	1.90%	293,750	(619)
1 to 2 years	-	-	-	-	-	0.00%	-	1.92%	100,000	(342)
2 to 3 years	-	-	-	-	-	0.00%	-	1.92%	100,000	(342)
Liability					-					(1,303)
Presented as:
Current assets					-					30
Current liabilities					-					(649)
Non-current liabilities					-					(684)

The fair value of the interest rate swaps has been estimated using industry standard valuation models which use rates published on financial capital markets, adjusted for credit risk.

Fair value sensitivity analysis for fixed rate instruments

The Group does not account for any fixed rate financial liabilities at fair value through income or loss. Therefore a change in interest rates at the reporting date would not affect income or loss.

Cash flow sensitivity analysis for variable rate instruments

A 1% change in interest rates at the reporting date would have increased (decreased) equity and net income or net loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2019.

	2020		2019
	1% increase	1% decrease	1% increase	1% decrease
Interest on variable rate instrument	(3,311)	3,311	(4,455)	4,455

Impact on instruments used in cash flow hedge:

	2020		2019
	1% increase	1% decrease	1% increase	1% decrease
Interest on variable rate instrument	-	-	(2,577)	2,577
Interest on interest rate swaps	-	-	2,577	(2,577)
	-	-	-	-

Net impact on change in fair value of interest rate swaps is not significant.

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TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2020 AND 2019

f)	Capital management

For the purposes of capital management, capital consists of share capital and retained earnings of the Group. The Group's objectives when managing capital are:

•	To ensure proper capital investment in order to provide stability and competitiveness to its operations;
•	To ensure sufficient liquidity to pursue its growth strategy and undertake selective acquisitions;
•	To maintain an appropriate debt level so that there are no financial constraints on the use of capital; and
•	To maintain investors, creditors and market confidence.

The Group seeks to maintain a balance between the highest returns that might be possible with higher level of borrowings and the advantages and security by a sound capital position.

The Group monitors its long-term debt using the ratios below to maintain an appropriate debt level. The Group’s debt-to-equity and debt-to-capitalization ratios are as follows:

	2020	2019
Long-term debt	872,544	1,343,307
Shareholders' equity	1,790,177	1,159,292
Debt-to-equity ratio	0.49	1.16
Debt-to-capitalization ratio[1]	0.33	0.54

1 Long-term debt divided by the sum of shareholders' equity and long-term debt.

There were no changes in the Group’s approach to capital management during the year.

The Group’s credit facility agreement requires monitoring two ratios on a quarterly basis. The first is a ratio of total debt plus letters of credit and some other long-term liabilities to net income or loss from continuing operations before finance income and costs, income tax expense (recovery), depreciation, amortization, impairment of intangible assets, bargain purchase gain, and gain or loss on sale of land and buildings, assets held for sale and intangible assets (“Adjusted EBITDA”). The second is a ratio of adjusted earnings before interest, income taxes, depreciation and amortization and rent expense (“EBITDAR”), and, including last twelve months adjusted EBITDAR from acquisitions to interest and net rent expenses. These ratios are measured on a consolidated last twelve-month basis and are calculated as prescribed by the credit agreement which, among other things, requires the exclusion of the impact of IFRS 16. These ratios must be kept below a certain threshold so as not to breach a covenant in the Group’s syndicated bank. At December 31, 2020 and 2019, the Group was in compliance with its financial covenants.

Management believes that the Group has sufficient liquidity to continue both its operations as well as its acquisition strategy.

Upon maturity of the Group’s long-term debt, the Group’s management and its Board of Directors will assess if the long-term debt should be renewed at its original value, increased or decreased based on the then required capital need, credit availability and future interest rates.

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TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2020 AND 2019

g)	Accounting classification and fair values

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statements of financial position, are as follows:

	December 31, 2020		December 31, 2019		January 1, 2019
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value	Amount	Value
Financial assets
Assets carried at fair value
Derivative financial instruments	-	-	30	30	6,139	6,139
Investment in equity securities	9,727	9,727	1,071	1,071	1,098	1,098
Assets carried at amortized cost
Trade and other receivables	597,873	597,873	452,241	452,241	463,075	463,075
Promissory note	-	-	19,105	19,105	16,630	16,630
	607,600	607,600	472,447	472,447	486,942	486,942

Financial liabilities
Liabilities carried at fair value
Derivative financial instruments	-	-	1,333	1,333	-	-
Other financial liability	26,730	26,730	4,853	4,853	5,775	5,775
Liabilities carried at amortized cost
Bank indebtedness	-	-	2,927	2,927	9,041	9,041
Trade and other payables	468,238	468,238	341,443	341,443	348,618	348,618
Long-term debt	872,544	876,829	1,343,307	1,346,286	1,161,430	1,207,408
	1,367,512	1,371,797	1,693,863	1,696,842	1,524,864	1,570,842

Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at December 31 plus an adequate credit spread, and were as follows:

	2020	2019
Long-term debt	2.5%	3.3%

Fair value hierarchy

Group’s financial assets and liabilities recorded at fair value on a recurring basis are investment in equity securities and the derivative financial instruments discussed above. Investment in equity securities is measured using level-3 inputs of the fair value hierarchy and derivative financial instruments are measured using level-2 inputs.

The fair value of the promissory note represents the present value of the future cash flows, based on the interest rate of the note, discounted by the company specific rate of the counterparty of the note. The company specific rate is comprised of a risk-free market rate and a company specific premium based on their risk profile. The counterparty to the note is GFL, a private company, for which limited publicly available information exists. At the issuance of the promissory note, the fair value was established using public information on the source of funding to acquire the Waste Management segment. Subsequent to the initial measurement, adjustments to the company risk premium are made based on the analysis of published financial information and on significant macro environmental factors impacting their segment. The risk-free market rate is publicly available.

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TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2020 AND 2019

27.	Contingencies, letters of credit and other commitments
a)	Contingencies

There are pending operational and personnel related claims against the Group. In the opinion of management, these claims are adequately provided for in long-term provisions on the consolidated statements of financial position and settlement should not have a significant impact on the Group’s financial position or results of operations.

b)	Letters of credit

As at December 31, 2020, the Group had $29.5 million of outstanding letters of credit (2019 - $32.1 million).

c)	Other commitments

As at December 31, 2020, the Group had $117.1 million of purchase commitments (2019 – $27.1 million) and $44.1 million of purchase orders for leases that the Group intends to enter into and that are expected to materialize within a year (2019 – $9.0 million).

28.	Related parties

Parent and ultimate controlling party

There is no single ultimate controlling party. The shares of the Company are widely held.

Transactions with key management personnel

Board members of the Company, executive officers and top managers of major Group’s entities are deemed to be key management personnel.   There were no other transactions with key management personnel other than their respective compensation.

Key management personnel compensation

In addition to their salaries, the Company also provides non-cash benefits to board members and executive officers.

Executive officers also participate in the Company’s stock option and performance contingent restricted share unit and performance share unit plans and board members are entitled to deferred share units, as described in note 21. Costs incurred for key management personnel in relation to these plans are detailed below.

Key management personnel compensation comprised:

	2020	2019
Short-term benefits	13,906	11,244
Post-employment benefits	704	645
Equity-settled share-based payment transactions	4,627	3,700
Cash-settled share-based payment transactions	1,086	1,107
	20,323	16,696

29.	Subsequent events

The Company has signed a definitive agreement to acquire UPS Freight, the Less-Than-Truckload and dedicated truckload divisions of United Parcel Service, Inc. for $800 million on a cash-free, debt-free basis before working capital and other adjustments, which is expected to close in the second quarter of 2021 subject to customary closing conditions including regulatory approvals.

On January 13, 2021, the Company received $500 million in proceeds from the issuance of a new debt taking the form of unsecured senior notes consisting of four tranches maturing between January 2029 and January 2036 and bearing interest between 3.15% and 3.50%.

On January 29, 2021, the Company acquired Fleetway Transport Inc. for $21 million.

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